UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Science 37 Holdings, Inc.
(Name of Subject Company)

Science 37 Holdings, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
808644207
(CUSIP Number of Class of Securities)
Christine Pellizzari
Chief Legal and Human Resources Officer
Science 37 Holdings, Inc.
800 Park Offices Drive, Suite 3606
Research Triangle Park, North Carolina 27709
(984) 377-3737
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Jurgita Ashley
David Neuhardt
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Science 37 Holdings, Inc., a Delaware corporation. Unless the context suggests otherwise, references in this Schedule 14D-9 to “Science 37,” the “Company,” “we,” “us,” and “our” refer to Science 37 Holdings, Inc. and its consolidated subsidiaries.
The address of Science 37’s principal executive offices is 800 Park Offices Drive, Suite 3606, Research Triangle Park, North Carolina 27709, and its telephone number is (984) 377-3737.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Science 37’s common stock, par value $0.0001 per share (the “common stock”). As of the close of business on February 8, 2024, there were (i) 6,029,528 shares of common stock issued and outstanding; (ii) 587,652 shares of common stock reserved for issuance upon exercise or vesting of outstanding equity awards under the 2021 Incentive Award Plan (the “2021 Plan”); (iii) 34,673 shares of common stock reserved for issuance pursuant to purchase rights granted under the 2021 Employee Stock Purchase Plan (the “ESPP”); (iv) 28,550 shares of common stock reserved for issuance upon exercise or vesting of outstanding equity awards under the 2022 Employment Inducement Incentive Award Plan; (v) 339,729 shares of common stock reserved for issuance upon exercise or vesting of outstanding equity awards under the 2015 Stock Plan; (vi) 802,425 shares of common stock reserved for future issuance under the 2021 Plan; (vii) 290,298 shares of common stock reserved for future issuance under the ESPP; (viii) 521,450 shares of common stock reserved for future issuance under the 2022 Employment Inducement Incentive Award Plan; (ix) 625,000 additional shares of common stock that may be issued if certain stock price targets are met (the “Earn-Out Shares”); (x) no shares of common stock held by Science 37 as treasury stock; and (xi) no shares of Science 37 preferred stock, par value $0.0001, issued or outstanding.
Science 37 effected a one-for-twenty (1-for-20) reverse stock split (the “Reverse Stock Split”) of its outstanding common stock effective December 8, 2023 at 12:01 a.m. Eastern Time. All share amounts and per share prices in this Schedule 14D-9 are presented on a post-Reverse Stock Split basis.
Item 2.    Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of Science 37, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address” and are incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to a tender offer by Marlin Merger Sub Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of eMed, LLC, a Delaware limited liability company (“eMed”), to acquire all of the issued and outstanding shares of common stock (the “Shares”) of Science 37 in exchange for $5.75 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by eMed and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2024. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Science 37’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated January 28, 2024, by and among Science 37, Purchaser and eMed, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Science 37 (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Science 37 continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of eMed, without a meeting or vote of stockholders of Science 37. Following the effective time of the Merger (the “Effective Time”), Science 37 will cease to be a publicly traded company. At the Effective Time, the Shares not tendered pursuant to the Offer (other than Shares (if any) held by Science 37 as treasury stock or held directly by eMed or Purchaser or by stockholders of Science 37 who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, net to the holder in cash, without interest and less any required withholding taxes. Each Share (if any) held by any direct or indirect wholly owned subsidiary of Science 37 or eMed (other than Shares held directly by Purchaser, which will be cancelled), in each case, immediately prior to the Effective Time, will automatically be converted into such number of shares of the Surviving Corporation so as to maintain the same relative ownership percentages. The Offer is made only for Shares and is not made for any Science 37 equity awards. The treatment of equity awards under Science 37’s equity plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Science 37 and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) there being validly tendered in the Offer (in the aggregate) and not properly withdrawn that number of Shares that, considered together with the number of Shares (if any) then owned by eMed and Purchaser (and excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), equals at least a majority in voting power of the Shares then issued and outstanding as of the Expiration Time (as defined below) (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of Science 37 contained in the Merger Agreement, subject to customary thresholds and exceptions; (iii) Science 37’s compliance with, and performance of, in all material respects its covenants and agreements contained in the Merger Agreement at or prior to the Expiration Time; (iv) the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement); and (v) other customary conditions, which are set forth in Annex I to the Merger Agreement and further summarized in Section 14 of the Offer to Purchase (collectively, the “Offer Conditions”).
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 12, 2024. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024 (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Expiration Time”). If, as of any then-scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived by Purchaser, Purchaser will extend the Offer for one or more successive extension periods of up to 10 business days each in order to permit the satisfaction or waiver of such Offer Conditions; provided, however, that Purchaser is not required to extend the Offer beyond May 31, 2024 or at any time that eMed or Purchaser is permitted to terminate the Merger Agreement pursuant to Article 7 of the Merger Agreement. In addition, Purchaser will extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or other applicable law. Further, Purchaser will not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of Science 37, except if the Merger Agreement has been terminated in accordance with Article 7 of the Merger Agreement.
The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

eMed has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of the principal executive offices of eMed and Purchaser is 990 Biscayne Blvd., Suite 1501, Miami, Florida 33132. The telephone number of each is (866) 955-1173.
Science 37 has made information relating to the Offer available online at investors.science37.com. Science 37 has filed this Schedule 14D-9, and eMed and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The information contained in, accessible from or connected to Science 37’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of Science 37’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Science 37, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between (i) Science 37 or its affiliates, on the one hand, and eMed, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) Science 37 or its affiliates, on the one hand, and Science 37’s executive officers, directors or affiliates, on the other hand. The board of directors of Science 37 (the “Science 37 Board”) was aware of the contacts, agreements, arrangements or understandings described in this Item 3 and considered them along with the other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation,” among other things, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements (as defined below), including the Offer and the Merger (collectively, the “Transactions”), and in determining to recommend that Science 37’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Arrangements with eMed, Purchaser and Their Affiliates
Merger Agreement
On January 28, 2024, Science 37, eMed and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Science 37, eMed and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Science 37’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Science 37 to eMed and Purchaser and representations and warranties made by eMed and Purchaser to Science 37. Such representations and warranties were made only as of specified dates for the purposes of Merger Agreement, were solely for the benefit of the parties to such agreement and may be subject to the qualifications and limitations agreed upon by such parties. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Science 37, eMed or Purchaser in Science 37’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Science 37 to eMed and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Science 37, eMed and Purchaser, rather than establishing matters of fact. Further, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by Science 37’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about

Science 37, eMed or Purchaser. Science 37’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Science 37, eMed, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Prior to signing the Merger Agreement, Science 37 and eMed entered into a customary confidentiality agreement, dated November 13, 2023 (the “Confidentiality Agreement”). The Confidentiality Agreement included customary nondisclosure provisions that required eMed to keep confidential certain information relating to Science 37 and to keep confidential the existence and content of any discussions in connection with a possible strategic transaction for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement also included a customary standstill provision that prohibited eMed, for a period of 18 months from the date of the Confidentiality Agreement, from offering to acquire or acquiring Science 37, and from taking certain other actions, including soliciting proxies, without the specific written invitation of the Science 37 Board. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms, and also allowed eMed to make confidential acquisition proposals to the Science 37 Board at any time. The Confidentiality Agreement also contained a non-solicitation provision prohibiting eMed and any of its affiliates, for a period of 18 months from the date of the Confidentiality Agreement, without the prior written consent of Science 37, from soliciting for employment or employing any officers or senior-level employees of Science 37 with whom eMed had contact with during its evaluation of a possible transaction or who were first made known to eMed in connection with evaluating a potential transaction, subject to certain exceptions.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement
Prior to signing the Merger Agreement, Science 37 and eMed entered into a letter agreement, dated as of December 20, 2023 (as subsequently amended, the “Exclusivity Agreement”), which provided for exclusive negotiations between Science 37 and eMed until the earlier of (i) the execution by Science 37 and eMed of a merger agreement; (ii) 11:59 p.m. (New York Time) on January 28, 2024; (iii) the time at which eMed notified Science 37 that eMed had determined not to proceed with the proposed transaction; (iv) the time of entry with eMed of a definitive agreement with respect to the proposed transaction or the publication or commencement of a public offer by eMed to acquire securities of Science 37; and (v) such earlier time and date as eMed and Science 37 mutually agreed to discontinue discussions of the proposed transaction. The Exclusivity Agreement expired as of January 15, 2024 but was subsequently amended on January 23, 2024 to extend the expiration to January 28, 2024.
The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreements
In connection with entering into the Merger Agreement, eMed and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of January 28, 2024, with each of Science 37’s executive officers and directors (other than Bhooshitha B. De

Silva, who does not hold any Shares), certain entities affiliated with Redmile Group, LLC (“Redmile”), Pharmaceutical Product Development, LLC, and certain entities affiliated with Lux Capital (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 44% of the outstanding Shares as of February 8, 2024 (not including Company Options (as defined below) to purchase 287,405 Shares and 474,547 Company RSUs (as defined below) that are subject to the Support Agreements). eMed and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.
Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of such Supporting Stockholder’s Shares against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action that is intended or would reasonably be expected to materially impede or interfere with or materially delay the Offer, the Merger or any other transactions contemplated by the Merger Agreement. Each Supporting Stockholder, other than Pharmaceutical Product Development, LLC, also granted eMed an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement. The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with certain non-solicitation provisions.
A Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the entry, without the prior written consent of the Supporting Stockholder, into any material modification or amendment to the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Supporting Stockholder pursuant to the Merger Agreement as in effect on January 28, 2024; (iv) a Change of Board Recommendation (as defined in the Merger Agreement); and (v) the mutual written consent of the parties to the Support Agreement.
The foregoing summary and description and the summary and description of the Support Agreements contained in Section 13 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Support Agreements, which are filed as Exhibit (e)(4), (e)(5), (e)(6) and (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.
Arrangements Between Science 37 and its Executive Officers, Directors and Affiliates
Certain of Science 37’s executive officers and directors have financial interests in the Transactions that may be different from, or in addition to, the interests of holders of Shares generally. The Science 37 Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”
Science 37’s current executive officers are as follows:
Name	Position
David Coman	Chief Executive Officer and Director
Mike Zaranek	Chief Financial Officer
Jonathan Cotliar	Chief Medical Officer
Darcy Forman	Chief Delivery Officer
Christine Pellizzari	Chief Legal and Human Resources Officer
Michael Shipton	Chief Commercial Officer

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
Each of Science 37’s executive officers and directors (other than Bhooshitha B. De Silva, who does not hold any Shares) have entered into Support Agreements, pursuant to which they have agreed to tender their Shares for purchase pursuant to the Offer. They will receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of Science 37.
The following table sets forth, for each of Science 37’s executive officers and directors, (i) the number of Shares held by each as of February 8, 2024 and (ii) the estimated cash consideration that would be payable (on a pre-tax basis) in respect thereof pursuant to the Offer. The table below does not include any Company Options, Company RSUs, ESPP purchase rights or Earn-Out Shares.
Name of Executive Officer or Director	Shares Owned (#)	Total Cash Consideration for Shares ($)
Executive Officers
David Coman	53,834	$309,546
Mike Zaranek	9,070	$52,153
Jonathan Cotliar	41,891	$240,873
Darcy Forman	15,752	$90,574
Christine Pellizzari	14,579	$83,829
Michael Shipton	3,540	$20,355
Directors
Bhooshitha B. De Silva	—	$—
Robert Faulkner(1)	2,050	$11,788
John W. Hubbard	2,050	$11,788
Emily Rollins	2,050	$11,788
Neil Tiwari	2,050	$11,788
Paul von Autenried	2,302	$13,237

(1)
The securities were granted to Mr. Faulkner in connection with his service as a member of the Science 37 Board. Mr. Faulkner, a managing director of Redmile, was elected to the Science 37 Board as a representative of Redmile. Pursuant to the policies of Redmile, Mr. Faulkner holds these securities as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the securities to Redmile.

Treatment of Company Options in the Transactions
The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable (each, a “Company Option”), automatically will be cancelled and converted into the right to receive cash in an amount equal to the product of: (i) the aggregate number of Shares subject to such Company Option; multiplied by (ii) the excess, if any, of the Offer Price over the per share exercise price of such Company Option, less any required tax withholding. If the per share exercise price of any outstanding Company Option is equal to or greater than the Offer Price, then such Company Option shall be cancelled as of the Effective Time without any payment therefor.

The following table sets forth, for each of Science 37’s executive officers and directors, (i) the number of Company Options, whether or not vested or exercisable, with an exercise price less than the Offer Price held by each as of February 8, 2024 and (ii) the estimated cash consideration that would be payable (on a pre-tax basis) in respect thereof.
Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Company Options (#)	Cash Amount for In-the-Money Company Options ($)
Executive Officers
David Coman	192,427	$28,864
Mike Zaranek	45,746	$6,862
Jonathan Cotliar	—	$—
Darcy Forman	3,404	$821
Christine Pellizzari	—	$—
Michael Shipton	—	$—
Directors
Bhooshitha B. De Silva	—	$—
Robert Faulkner	—	$—
John W. Hubbard	20,195	$4,873
Emily Rollins	—	$—
Neil Tiwari	—	$—
Paul von Autenried	—	$—
Treatment of Company RSUs in the Transactions
The Merger Agreement provides that, at the Effective Time, each time-based or performance-based restricted share unit award with respect to Shares that is outstanding immediately prior to the Effective Time, whether vested or unvested (each, a “Company RSU”), automatically will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares underlying such Company RSU, less any required tax withholding.
The following table sets forth, for each of Science 37’s executive officers and directors, (i) the number of Company RSUs, whether vested or unvested, held by each as of February 8, 2024, and (ii) the estimated cash consideration that would be payable (on a pre-tax basis) in respect thereof.
Name of Executive Officer or Director	Number of Shares Subject to Company RSUs (#)	Cash Amount for Company RSUs ($)
Executive Officers
David Coman	80,293	$461,685
Mike Zaranek	47,833	$275,040
Jonathan Cotliar	35,952	$206,724
Darcy Forman	53,541	$307,861
Christine Pellizzari	72,337	$415,938
Michael Shipton	60,881	$350,066
Directors
Bhooshitha B. De Silva	—	$—
Robert Faulkner(1)	24,742	$142,267
John W. Hubbard	24,742	$142,267
Emily Rollins	24,742	$142,267
Neil Tiwari	24,742	$142,267
Paul von Autenried	24,742	$142,267

(1)
The securities were granted to Mr. Faulkner in connection with his service as a member of the Science 37 Board. Mr. Faulkner, a managing director of Redmile, was elected to the Science 37 Board as a representative of Redmile. Pursuant to the policies of Redmile, Mr. Faulkner holds these securities as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the securities to Redmile.

Treatment of Company Employee Stock Purchase Plan
Pursuant to the Merger Agreement, Science 37 has agreed to take all actions necessary pursuant to the terms of the ESPP or otherwise to provide that (i) no new offering period will commence under the ESPP following the date of the Merger Agreement; (ii) participants in the ESPP as of the date of the Merger Agreement may not increase their payroll deductions under the ESPP from those in effect on the date of the Merger Agreement; and (iii) no new participants may commence participation in the ESPP following the date of this Agreement. In addition, Science 37 will cause any offering period currently in progress under the ESPP to be the final offering period under the ESPP, with such final offering period to be terminated no later than five business days prior to the anticipated closing date of the Merger (the “Final Exercise Date”). Each Share purchased under the ESPP on the Final Exercise Date will be cancelled at the Effective Time and converted into the right to receive cash in an amount equal to the Offer Price, less any required tax withholding, and any accumulated payroll contributions of an ESPP participant that are not used to purchase Shares on the Final Exercise Date will be refunded to the participant as promptly as practicable following the Effective Time.
Treatment of the Company Equity Plans
Pursuant to the Merger Agreement, Science 37 has agreed to take all actions appropriate or necessary under its equity plans and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise to effect the treatment of the Company Options and Company RSUs as described above so that, as of the Effective Time, there are no obligations in respect of the Company Options or Company RSUs other than the right to receive the payments under the Merger Agreement. Further, Science 37 will cause all of its existing equity compensation plans to be terminated effective as of the Effective Time, and no further equity awards (including Company Options, Company RSUs and ESPP purchase rights) may be granted thereunder after the Effective Time.
Treatment of the Earn-Out Shares
All “Earn-Out Rights” (that is, Shares that were reserved for issuance as “Earn-Out Shares” pursuant to the provisions of Section 2.8 of the Agreement and Plan of Merger, dated as of May 6, 2021, by and among Science 37, LifeSci Acquisition II Corp. and LifeSci Acquisition II Merger Sub, Inc.) that are outstanding immediately prior to the Effective Time automatically will be cancelled and will cease to exist at the Effective Time as a result of the consummation of the Transactions.
Employment Agreements
Science 37 is a party to an offer of employment letter with Mr. Coman and employment agreements with Ms. Pellizzari and Mr. Shipton, pursuant to which Science 37 may be obligated to provide payments and benefits in connection with a termination of the executive’s employment or a change in control. The material terms of Mr. Coman’s offer letter and Ms. Pellizzari’s and Mr. Shipton’s employment agreement are summarized below.
David Coman Offer Letter
Science 37 entered into an employment offer letter with Mr. Coman in November 2019, pursuant to which Mr. Coman serves as Science 37’s Chief Executive Officer. Mr. Coman’s offer letter sets forth the terms and conditions of his employment, including his initial base salary, target annual bonus opportunity and eligibility to participate in Science 37’s employee benefit plans. Mr. Coman’s offer letter also provided for Company reimbursement of travel expenses incurred in connection with Mr. Coman’s travel from his residence in North Carolina to Science 37’s office in Los Angeles, California and for rental housing expenses in Los Angeles, California, in each case, for up to 24 months following commencement of his employment with Science 37.
Mr. Coman’s offer letter provides for his participation in Science 37’s Amended Severance Policy (as defined below). Mr. Coman will become entitled to severance benefits under the Amended Severance Policy if his employment is terminated by Science 37 without “cause” (as defined in the Amended Severance Policy) or if Mr. Coman resigns for “good reason,” which is defined in Mr. Coman’s offer letter as (i) a material reduction of his base salary as then in effect, unless either (a) the reduction is made as part of, and is generally consistent with, a general reduction of base salaries of similarly situated executive officers, or (b) the reduction is by less than 10% of Mr. Coman’s then-current base salary; (ii) Science 37’s material breach of its obligations under the offer letter; or (iii) a material diminution of Mr. Coman’s duties and responsibilities so that they are no longer consistent with the position of the most senior executive officer of Science 37. For a description of the Amended Severance Policy, see the section below entitled “Severance and Change in Control Benefit Agreements.”
Pursuant to the terms of his offer letter, Mr. Coman also entered into a separate agreement which includes a standard invention assignment, confidential information covenant, an employee non-solicitation covenant for one year following the termination of his employment, and a covenant not to compete with Science 37 during the term of his employment.
Christine Pellizzari Employment Agreement
Science 37 entered into an employment agreement with Ms. Pellizzari in June 2021, pursuant to which Ms. Pellizzari serves as Science 37’s Chief Legal Officer and Chief Human Resources Officer. Ms. Pellizzari’s employment agreement sets forth the terms and conditions of her employment, including her initial base salary, target annual bonus opportunity and eligibility to participate in Science 37’s equity incentive plan and other employee benefit plans.
Ms. Pellizzari’s employment agreement provides that, upon a termination of Ms. Pellizzari’s employment by Science 37 without “cause” or by Ms. Pellizzari for “good reason,” as each such term is defined in her employment agreement, (i) Ms. Pellizzari will be entitled to receive 12 months of her then-current base salary, as well as her full target annual bonus for the year of termination, both payable in equal monthly installments during the 12-month period following such termination, and (ii) solely if the termination occurs 30 days prior to, or 12 months following, a change in control, all of her equity awards that are outstanding and unvested as of the date of such termination will accelerate and vest in full upon such termination.
Ms. Pellizzari’s employment agreement defines “cause” as: (i) gross negligence in the performance of her duties and responsibilities, or refusal or failure to follow or carry out any reasonable direction of the Chief Executive Officer, an authorized officer of Science 37, the Science 37 Board or a committee thereof; (ii) her material breach of any Science 37 policy, the employment agreement or any other agreement with Science 37, which breach, if curable, remains uncured or continues or recurs 30 days after written notice thereof; (iii) her commission of fraud, embezzlement or theft; (iv) her indictment or conviction of, or pleas of nolo contendere to, a felony or any other crime involving dishonesty or moral turpitude; (v) any conduct that involves a breach of fiduciary obligations or otherwise could reasonably be expected to have a material adverse effect on the business, interests or reputation of Science 37; (vi) any adverse action or omission which would be required to be disclosed pursuant to public securities laws or which would limit the ability of Science 37 to sell securities under federal or state law (or would disqualify Science 37 from any exemption otherwise available to it); (vii) Ms. Pellizzari being prohibited by law or any order from a regulatory or governmental body from being an employee or director of any company, firm or entity; or (viii) her willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Chief Executive Officer or the Science 37 Board to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation, or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. For purposes of her employment agreement, “good reason” is defined as, without Ms. Pellizzari’s consent: (i) a material diminution in her duties or responsibilities; (ii) a material diminution in her base salary, target bonus amount or annual long-term incentive award (unless pursuant to a compensation reduction program applicable generally to similarly situated executive employees); or (iii) a requirement that she relocate her principal place of employment to a location more than 35 miles from her then-current principal place of employment immediately prior to such relocation.
Ms. Pellizzari also participates in the Amended Severance Policy, which provides that, if Ms. Pellizzari becomes entitled to severance under both her employment agreement and the Amended Severance Policy, she will receive the greater of the severance under her employment agreement or the severance under the Amended Severance Policy. For a description of the Amended Severance Policy, see the section below entitled “Severance and Change in Control Benefit Agreements.”
Pursuant to the terms of her employment agreement, Ms. Pellizzari also entered into a separate agreement which includes a standard invention assignment, confidential information covenant, an employee non-solicitation covenant for one year following the termination of her employment, and a covenant not to compete with Science 37 during the term of her employment.
Michael Shipton Employment Agreement
Science 37 entered into an employment agreement with Mr. Shipton in September 2022, pursuant to which Mr. Shipton serves as Science 37’s Chief Commercial Officer. Mr. Shipton’s employment agreement sets forth the terms and conditions of his employment, including his initial base salary, target annual bonus opportunity and eligibility to participate in Science 37’s equity incentive plan and other employee benefit plans.
Mr. Shipton’s employment agreement provides that he will participate in the Amended Severance Policy, including the right to receive severance payments and benefits in connection with the termination of his employment without “cause” subject to the terms and conditions of the Amended Severance Policy. Mr. Shipton’s employment agreement defines “cause” as: (i) any act or omission which, if convicted by a court of law, would constitute a felony or a crime of moral turpitude; (ii) dishonesty or a material violation of the standards of integrity in the course of fulfilling his employment duties; (iii) an act of insubordination or a violation of a written Science 37 policy, violation of which would be grounds for dismissal under the applicable Science 37 policy; (iv) willful, repeated failure to perform his employment duties (provided that such duties are ethical and proper under applicable law) in any material respect, after reasonable written notice of such failure and his failure to correct or cure such failure (if reasonably capable of cure) within 10 calendar days following delivery of such notice; (v) any act or omission that is materially adverse to the interest of Science 37, or reasonably likely to result in material harm to Science 37; (vi) a material breach of any written agreement between Mr. Shipton and Science 37; (vii) a failure to comply, in any material respect, with any Science 37 policy, code of conduct, or ethics policy; or (viii) a failure to comply in any material respect with any statute, regulation, or legal requirement applicable to his position.
Pursuant to the terms of his employment agreement, Mr. Shipton also entered into a separate agreement which includes a standard invention assignment, confidential information covenant, an employee non-solicitation covenant for one year following the termination of his employment, and a covenant not to compete with Science 37 during the term of his employment.
Second Amended and Restated Executive Severance Policy
Effective January 12, 2024, the Compensation Committee of the Science 37 Board (the “Compensation Committee”) adopted the Second Amended and Restated Executive Severance Policy (the “Amended Severance Policy”) and, on January 28, 2024, the Science 37 Board approved the Amended Severance Policy with respect to Mr. Coman. Under the Amended Severance Policy, designated executive officers of Science 37 are eligible to receive certain severance payments and benefits upon a termination of employment by Science 37 without “cause” or by the executive for “good reason” (each as defined in the Amended Severance Policy).
The Amended Severance Policy provides that, in the event that an applicable executive’s employment with Science 37 is terminated by Science 37 without “cause” or by the executive for “good reason” more than 30 days before or more than 18 months after a “change in control” of Science 37 (which would include the consummation of the Transactions), such executive will receive the following severance payments and benefits: (i) 12 months’ continued payment of base salary; (ii) any earned, unpaid annual bonus for the calendar year immediately prior to the year in which the termination occurs; (iii) a pro-rated target cash performance bonus for the calendar year in which the termination occurs; (iv) Company-subsidized COBRA coverage for up to 12 months following termination; and (v) treatment of the executive’s then-outstanding equity awards as set forth in the applicable equity plan and award agreement.
In the event that the applicable executive’s employment is terminated by Science 37 without “cause” or by the executive for “good reason” within 30 days before or 18 months after a “change in control” of Science 37 (which would include the consummation of the Transactions), the Amended Severance Policy provides that the executive instead will receive the following severance payments and benefits: (i) 18 months’ continued payment of base salary; (ii) any earned, unpaid annual bonus for the calendar year immediately prior to the year in which the termination occurs; (iii) a pro-rated target cash performance bonus for the calendar year in which the termination occurs; (iv) a cash payment equal to the executive’s target cash performance bonus amount; (v) Company-subsidized COBRA coverage for up to 18 months following termination; and (vi) full acceleration of all then-outstanding equity awards held by such executive.
Under the Amended Severance Policy, “cause” has the meaning, if any, given to it in a written employment agreement with the executive, or, if no such agreement exists (or such agreement does not define the term “cause”), then “cause” means any one or more of the following: (i) any act or omission by the executive which, if convicted by a court of law, would constitute a felony or a crime of moral turpitude; (ii) the executive’s dishonesty or material violation of standards of integrity in the course of fulfilling such executive’s employment duties; (iii) the executive’s insubordination or a violation of a written Company policy, violation of which would be grounds for dismissal under that policy, provided that the policy was in existence prior to the change in control; (iv) any act or omission by the executive that is materially adverse to the interest of Science 37, that resulted in material harm to Science 37; (v) the executive’s material breach of any written agreement with Science 37; (vi) the executive’s failure to comply in any material respect with any Science 37 code of conduct or ethics policy, provided that such policy was in existence prior to the change in control; or (vii) the executive’s failure to comply in any material respect with any statute, regulation, or legal requirement applicable to the executive’s position.
The Amended Severance Policy defines “good reason” as (i) a material diminution in an executive’s duties or responsibilities; (ii) a material modification in the scope or breadth of the executive’s duties or responsibilities compared to such duties or responsibilities in existence prior to the change in control; (iii) a diminution in the executive’s base salary, target bonus or annual equity award; (iv) a requirement that the executive relocate such executive’s principal place of employment to a location more than 25 miles from the executive’s then principal place of employment immediately prior to such relocation, or not permitting the executive to work remotely; or (v) a requirement that the executive travel on Science 37’s business to an extent substantially inconsistent with the executive’s business travel obligations prior to the change in control.
If an executive participating in the Amended Severance Policy is eligible to receive severance benefits or payments under an individual employment agreement, severance agreement or offer letter or, if the executive resides outside of the United States, under applicable law, then such executive will receive the greater of such executive’s individual severance provided under any individual arrangement or under applicable law (as applicable) or the severance under the Amended Severance Policy, so long as the executive does not receive a duplication of benefits.
All payments and benefits under the Amended Severance Policy are subject to the applicable executive’s timely execution and non-revocation of a release of claims in favor of Science 37 and continued compliance with applicable restrictive covenants for one year following the termination of the executive’s employment.
The Amended Severance Policy contains an Internal Revenue Code Section 280G “best pay” provision, pursuant to which any payments or benefits under the Amended Severance Policy will be paid in full or reduced to the extent that such payments and benefits will not be subject to the excise tax under Internal Revenue Code Section 4999, whichever results in the better after-tax treatment for the applicable executive.
The Amended Severance Policy may not be amended or terminated in any manner that may adversely impact any participating executive (including, but not limited to, amendment of the executive’s status as a participant), unless the executive has provided written consent.

2023 Bonus Policy
In connection with the Transactions, on January 28, 2024, the Science 37 Board determined not to pay bonuses under Science 37’s 2023 cash bonus program for the 2023 performance period to any employees due to Science 37’s financial condition and performance. The Science 37 Board further determined that, to the extent that a Qualifying Termination (as defined in the Amended Severance Policy) were to occur during the 2024 calendar year pursuant to the Amended Severance Policy, no bonus will be earned or payable under Science 37’s 2023 annual bonus program with respect to “Prior Year Bonus” (as defined under the Amended Severance Policy).
Employee Arrangements Following the Merger
Pursuant to the Merger Agreement, eMed has agreed that, from and after the Effective Time and for a period of six months following the closing of the Merger (such period, the “Continuation Period”), eMed will provide, or cause to be provided, to each employee of Science 37 and its subsidiaries (other than officers of Science 37 or its subsidiaries) who continues employment with eMed or one of its subsidiaries during the Continuation Period (each, a “Continuing Employee”), (i) base compensation that is no less favorable than that provided to such Continuing Employee immediately prior to the Effective Time, and (ii) retirement and health and welfare benefits that are substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time or, at eMed’s election if greater, the employee benefits provided to similarly situated new hires of eMed and its affiliates. The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting and eligibility to participate under any benefit plans in which Continuing Employees are eligible to participate after the Effective Time.
Future Arrangements
It is possible that Science 37’s executive officers or directors will enter into new compensation arrangements with eMed or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of eMed or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and eMed and/or its affiliates have been established. Any such arrangements with Science 37’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.
Rule 14d-10(d) Matters
As required by the Merger Agreement, Science 37’s Compensation Committee (i) has approved, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act: (1) each arrangement presented to the Compensation Committee pursuant to which compensation may be paid to Science 37’s officers, directors or employees on or prior to the date of the Merger Agreement; (2) the treatment of Science 37’s equity compensation awards in accordance with the terms of the Merger Agreement; and (3) the terms of the Merger Agreement applicable to Science 37’s employee benefit plans and its indemnification obligations with respect to current and former directors, officers and employees, and (ii) has taken all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Director Compensation
Science 37’s director compensation program consists of the following cash retainers for each of Science 37’s non-employee directors for their service on the Science 37 Board: (i) an annual cash retainer of $40,000; and (ii) if the non-employee director serves as the chairperson/lead independent director or chair of a committee of the Science 37 Board, an additional annual retainer as follows: (A) $40,000 for the Chairperson/Lead Independent Director; (B) $20,000 for the Chair of the Audit Committee of the Science 37 Board (the “Audit Committee”); (C) $15,000 for the Chair of the Compensation Committee; or (D) $10,000 for the Chair of the Nominating and Corporate Governance Committee of the Science 37 Board. Annual cash retainers are paid quarterly in arrears and are pro-rated for any partial calendar quarter of service.

Mr. Coman, Science 37’s Chief Executive Officer, does not receive any compensation for his service as a member of the Science 37 Board.
Under the Science 37 director compensation program, each non-employee director who is initially elected or appointed to serve on the Science 37 Board is entitled to receive (i) if elected or appointed as Chairperson or Lead Director, an equity award with a grant date fair value of $187,500 (as determined under the program); or (ii) if elected or appointed in in any other position(s) on the Science 37 Board, an equity award with a grant date fair value of $125,000 (as determined under the program) (in either case, an “Initial Award”). The Initial Award is pro-rated based on the director’s length of service during the first year of his or her election or appointment. Each non-employee director who has served on the Science 37 Board as of the date of an annual meeting of stockholders and continues to serve as a non-employee director immediately following such meeting is entitled to receive an equity award with a grant date fair value of approximately $125,000 (as determined under the program) (the “Annual Award”).
The Science 37 Board determines the type(s) of award to be granted as Initial Awards and Annual Awards (collectively, the “Director Awards”) on or prior to the applicable grant date. The number of shares of Science 37 common stock subject to any Director Award that is a stock option is determined by dividing the dollar value of such Director Award by the Black-Scholes value of a share of common stock as of the applicable grant date. The number of shares of Science 37 common stock subject to any other type of Director Award (including restricted stock units) granted under the director compensation program is determined by dividing the dollar value of such Director Award by the closing price of the common stock as of the applicable grant date. Any stock options granted under the director compensation program have an exercise price equal to the fair market value of the common stock on the date of grant and expire not later than ten years after the date of grant.
Each Director Award vests in full on the earlier of the first anniversary of the applicable grant date and the date of Science 37’s next annual stockholder meeting following the grant date, subject to the applicable director’s continued service on the Science 37 Board through the applicable vesting date. In addition, Director Awards vest in full upon a “change in control” (as defined in the 2021 Plan) if the non-employee does not become a member of the Science 37 Board or the board of directors of Science 37’s successor (or any parent thereof) following such change in control.
The Company Options and Company RSUs granted to members of the Science 37 Board will be treated in the same manner as other Company Options and Company RSUs as provided by the Merger Agreement and as described in more detail in “Arrangements Between Science 37 and its Executive Officers, Directors and Affiliates” above.
Director and Officer Exculpation, Indemnification and Insurance
Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached the director’s duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Science 37’s second amended and restated certificate of incorporation (as amended, the “certificate of incorporation”) provides that no director of Science 37 shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving in such role at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding to which he or she was or is a party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Science 37’s amended and restated bylaws (the “bylaws”) provide that Science 37 will indemnify and hold harmless, to the fullest extent permitted by the DGCL, any director or officer of Science 37, and may indemnify and hold harmless, to the fullest extent permitted by applicable law, any employee or agent of Science 37, who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Science 37, or an employee or agent of Science 37, or, while serving in such role, is or was serving at the request of Science 37 as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection with any such action, suit or proceeding; provided that, unless such action is to recover an unpaid amount of a claim for indemnification, Science 37 will be required to indemnify a person in connection with an action, suit or proceeding initiated by such person only if it was authorized in the specific case by the Science 37 Board.
Science 37 has entered into indemnification agreements with each of its directors and officers. These agreements require Science 37 to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in the right of Science 37, arising out of the person’s services as a director or executive officer.
Science 37 maintains a general liability insurance policy that covers certain liabilities of directors and officers of Science 37 arising out of claims based on acts or omissions in their capacities as directors or officers.
Pursuant to the terms of the Merger Agreement, Science 37’s directors and executive officers will be entitled to certain ongoing indemnification, exculpation and advancement of certain expenses and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation. In addition, the Merger Agreement provides that, for a period of no less than six years from the Effective Time, eMed will cause the Surviving Corporation to, and the Surviving Corporation will, maintain in effect the exculpation, indemnification and advancement of expenses provisions as provided in (i) the Science 37 certificate of incorporation, the Science 37 bylaws or similar organizational documents of any subsidiary of Science 37 in effect as of the date of the Merger Agreement and (ii) any indemnification contracts of Science 37 or its subsidiaries in effect as of the date of the Merger Agreement that have been disclosed to eMed and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were Indemnitees (as defined in the Merger Agreement); provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any actions, suits, claims, investigations, audits, litigation or proceedings, in each case, by or before (or that could be brought before) any governmental entity pending or asserted or any claim made within such period shall continue until the final disposition of such proceeding or claim.
Pursuant to the Merger Agreement, concurrently with the execution of the Merger Agreement, Science 37 obtained a binder for a prepaid “tail” policy for Science 37’s existing directors’ and officers’ liability insurance and fiduciary liability insurance for events occurring prior to the closing date of the Merger, including in respect of the Merger Agreement and the Transactions, to be paid for and to become effective at the Effective Time and for the benefit of those persons who are directors and officers of Science 37 as of the date of the Merger Agreement and as of the closing date of the Merger, with such policy to provide such coverage for an aggregate period of six years. eMed will cause such “tail” insurance policy to be maintained in full force and effect, for its full term, and cause the Surviving Corporation to honor all obligations thereunder.

The rights to advancement, exculpation and indemnification provided in the Merger Agreement (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each Indemnitee and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have under Science 37’s certificate of incorporation, bylaws or similar organizational documents in effect as of the date of the Merger Agreement or in any indemnification contract of Science 37 or its subsidiaries in effect as of the date of the Merger Agreement and that have been disclosed to eMed.
Section 16 Matters
Pursuant to the Merger Agreement, prior to the Effective Time, Science 37 will take all such steps as may be required to cause the transactions contemplated by the Merger Agreement and any other dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Science 37 to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Item 4.   The Solicitation or Recommendation
Recommendation of the Science 37 Board
At a meeting of the Strategic Committee of the Science 37 Board (the “Strategic Committee”) and the Science 37 Board held on January 28, 2024, the Strategic Committee unanimously recommended that the Science 37 Board approve the Merger Agreement, the Transactions and the Offer Price, and the Science 37 Board unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) determining that the terms of the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Science 37 and the stockholders of Science 37, (iii) determining that the Offer Price is fair to Science 37’s stockholders, (iv) authorizing and approving the execution, delivery and performance by Science 37 of the Merger Agreement and the consummation by Science 37 of the Offer and the Merger, (v) determining that the Merger shall be effected as soon as practicable following satisfaction of all conditions set forth in the Merger Agreement without a vote of the stockholders pursuant to Section 251(h) of the DGCL, and (vi) recommending that Science 37’s stockholders accept the Offer and tender their Shares to Purchaser in response to the Offer.
Accordingly, and for other reasons described in more detail below, the Science 37 Board unanimously recommends on behalf of Science 37 that Science 37’s stockholders accept the Offer and tender their Shares to Purchaser in response to the Offer.
In reaching the conclusions and in making the recommendation described above, the Science 37 Board took into account a number of reasons described below in this Item 4 under “Background of the Offer and the Merger” and “Reasons for the Recommendation.”
A copy of the press release, dated January 29, 2024, issued by Science 37 announcing its entry into the Merger Agreement, the Offer and the Merger is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Science 37 Board or committees thereof or between the representatives of Science 37 and other parties. All per share prices are on a post-Reverse Stock Split basis.
The Science 37 Board, together with members of Science 37’s senior management, regularly reviews and assesses Science 37’s operations, financing requirements and industry developments in the context of Science 37’s strategic plans and, in connection with this review and assessment, periodically considers business development opportunities, capital raising opportunities and other strategic alternatives. Science 37 also, from time to time, has engaged in discussions with various parties regarding potential business transactions.

On October 6, 2022, Michael Cole, President and Chief Financial Officer of eMed, contacted Robert Faulkner, a member of the Science 37 Board regarding eMed’s potential interest in acquiring Science 37 in a business combination transaction, and in late October 2022, Mr. Cole transmitted to Mr. Faulkner a non-binding, preliminary indication of interest letter from eMed to Science 37 with respect to such a potential business transaction. On November 9, 2022, the Science 37 Board held a meeting, together with members of Science 37’s senior management, at which the Science 37 Board reviewed, considered and discussed the non-binding indication of interest. At such meeting, the Science 37 Board rejected the proposal as inadequate.
On January 3, 2023, Science 37 received an unsolicited non-binding, preliminary indication of interest from Party A to acquire all outstanding shares of Science 37 at a range of between $15.00 to $17.00 per share, which was discussed on a call by the Science 37 Board the same day.
On February 2, 2023, Science 37’s senior management met with members of Party B to discuss a potential transaction to recapitalize both companies, which did not materialize.
On February 28, 2023, Science 37’s senior management met with a representative of a private equity fund to discuss a potential acquisition of Science 37, which later stated that it would be interested in continuing discussion regarding a potential transaction following Science 37’s upcoming earnings call for the fourth quarter of 2022.
On February 28, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including Ms. Pellizzari, Chief Legal Officer of Science 37 (the “Chief Legal Officer”), and representatives of Thompson Hine LLP (“Thompson Hine”), counsel to Science 37, and a prospective financial advisor present. At the meeting, among other things, the Science 37 Board reviewed and discussed with the financial advisor various potential strategic alternatives and designated the Strategic Committee, consisting of Emily Rollins (as Chair), John Hubbard, Neil Tiwari and Paul von Autenried, each of whom was an independent director of Science 37, for the purpose of reviewing and assessing Science 37’s potential strategic alternatives. The Strategic Committee was formed solely for purposes of providing prompt guidance and direction to Science 37’s management team and not due to any actual or perceived conflict of interest, as all members of the Science 37 Board were unaffiliated with, and otherwise independent of, any party who was anticipated to potentially have an interest in pursuing a possible strategic transaction with Science 37, including eMed. The members of the Strategic Committee did not receive any additional compensation for their service on the Strategic Committee.
On March 16, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, present, to discuss the engagement of a financial advisor to provide services to Science 37 in connection with the Science 37 Board’s consideration and evaluation of strategic alternatives, including a merger or sale of Science 37. After discussion, the Strategic Committee determined to reconvene the meeting at a future date for presentations by and discussions with potential financial advisors.
On March 24, 2023, the Strategic Committee meeting was reconvened, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair & Company, L.L.C. (“William Blair”), a financial services company, present. William Blair presented its proposal with respect to financial advisory services to Science 37, including with respect to its credentials, evaluation of potential alternatives, process overview, obligations of the Science 37 Board members and next steps. The Strategic Committee also received presentations from two other potential financial advisors.
On March 29, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, present, to discuss the presentations previously made to the Strategic Committee by three potential financial advisors in connection with assisting Science 37 in reviewing and assessing its strategic alternatives. After a discussion of the benefits and disadvantages of each potential advisor, including with respect to each advisor’s credentials and experience, proposed fees, and proposed services, the Strategic Committee approved, and recommended the Science 37 Board approve, the engagement of William Blair as Science 37’s financial advisor, to assist Science 37 in reviewing and assessing its strategic alternatives, including Science 37 management’s stand-alone business plan and a possible sale of Science 37.

On March 30, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, present, to provide an overview of the presentations given to the Strategic Committee by three potential financial advisors and discuss the Strategic Committee’s recommendation to engage William Blair as Science 37’s financial advisor. After discussion of the benefits and disadvantages of each potential advisor, the Science 37 Board authorized the Strategic Committee to negotiate the terms of an engagement with William Blair to assist Science 37 in reviewing and assessing Science 37’s strategic alternatives, including management’s stand-alone business plan and a possible sale of Science 37, and Science 37 to enter into an engagement with William Blair, on the terms as negotiated by the Strategic Committee.
On March 31, 2023, Science 37 engaged William Blair to serve as its financial advisor. William Blair was selected based on, among other factors, its qualifications, professional reputation and industry expertise.
On April 10, 2023, Science 37 received an unsolicited non-binding, preliminary indication of interest from Party B to acquire for cash all outstanding shares of Science 37 at a 5% to 10% premium to Science 37’s cash per share.
On April 11, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair and Thompson Hine present, to review further process logistics, the current status of inbound proposals and inquiries, timeline, potential counterparties and next steps. The representative of Thompson Hine also reviewed and discussed with the Science 37 Board their fiduciary duties as members of the Science 37 Board and, as applicable, as members of the Strategic Committee under Delaware law and other legal considerations in the context of a potential strategic transaction.
On April 14, 2023, representatives of William Blair spoke with a potentially interested party, Party C, which had previously contacted Science 37 to indicate interest, and reconfirmed their interest in being part of the sale process. On the same day, John Hubbard, a member of the Strategic Committee, spoke with Party B and discussed their high-priority diligence items.
On April 17, 2023, the Science 37 Board unanimously approved, via written consent, a modification of the composition of the Strategic Committee, so that the Strategic Committee consisted of Neil Tiwari (Chair), John Hubbard (Vice Chair) and Emily Rollins, each of whom was an independent director of Science 37, and adoption of additional resolutions relating to the duties, responsibility and authorities of the Strategic Committee. The composition of the Strategic Committee was changed as a result of each member’s availability. The Science 37 Board delegated to the Strategic Committee the power and authority (shared with the Science 37 Board) to, among other things, (1) assess and conduct a comprehensive review of any proposals relating to the acquisition of Science 37 received by Science 37 and to explore any other potential transactions available to Science 37; (2) review, assess and negotiate the terms of any potential transaction, including negotiating potential definitive agreements with respect to one or more potential transactions; (3) review and consider the potential ramifications to Science 37 of a potential transaction; (4) initiate and participate in discussions with potential acquirors with respect to a potential transaction; (5) initiate and participate in discussions with, or otherwise assist or facilitate proposals from, potential parties to a potential transaction; (6) establish and revise procedures for the submission of proposals from parties to a potential transaction; (7) review and evaluate the employee benefit plans of Science 37, including severance plans and equity plans of Science 37, in view of a potential transaction; (8) reject any potential transaction; (9) determine whether any potential transaction is advisable, fair to and in the best interests of Science 37’s stockholders (other than any stockholders who are interested in such potential transaction) and to report such recommendation to the Science 37 Board; (10) following the execution of an agreement relating to a potential transaction, if any, take any other actions contemplated by such agreement to be taken by the Strategic Committee, including with respect to additional proposals regarding potential transactions; (11) take all such actions as it may deem necessary or appropriate in connection with effecting a potential transaction; and (12) to the fullest extent permitted by the DGCL, exercise any other power and authority that may otherwise be exercised by the Science 37 Board and that the Strategic Committee may determine is necessary or advisable to carry out and fulfill its duties and responsibilities, including the power and authority with respect to anti-takeover measures.

On April 17, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss potentially interested parties (including both potential strategic and financial counterparties) that the Science 37 Board could consider directing William Blair to contact at the appropriate time, the sale process timeline and next steps.
On April 18, 2023, a representative of William Blair spoke with representatives of Party A to obtain additional background on their January 3, 2023 proposal.
On April 21, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present. After discussing a preliminary five-year financial forecast and a preliminary and illustrative wind-down analysis prepared by management, the members of the Strategic Committee and William Blair discussed potential counterparties that could be approached, the sale process timeline and next steps.
On April 24, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss a five-year financial forecast prepared by management. The Strategic Committee discussed with William Blair strategic alternatives available to Science 37. At the end of the meeting, the Strategic Committee authorized William Blair to pursue potential counterparty outreach.
As part of the exploration of strategic alternatives, as further described below, during the period from April 2023 through August 2023, William Blair conducted potential counterparty outreach and held calls and meetings with Science 37’s senior management and potential counterparties, and Science 37’s management held due diligence meetings with several of the potential counterparties. During the period from April 2023 to August 2023, William Blair contacted 39 potential counterparties (including 11 potential strategic counterparties and 28 potential financial sponsor counterparties) (collectively, the “April Outreach Parties”) at the direction of the Science 37 Board to assess their interest in a potential strategic transaction involving Science 37. These 39 counterparties included parties that were reviewed by the Science 37 Board at its previous meetings, as well as parties that approached Science 37 on an unsolicited basis and were viewed as most likely to be interested in such a potential transaction. Science 37 entered into nondisclosure agreements with 29 such parties. The nondisclosure agreements entered into with Party A, Party B, Party C, Party D, and Party E each contained a standstill.
On May 1, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of the counterparty outreach and potential timelines. William Blair provided a summary of the potential counterparties with nondisclosure agreements signed, those that had not been contacted, and those who had not yet returned a signed nondisclosure agreement and noted that the virtual data room would be available soon.
Beginning on May 3, 2023, representatives of William Blair provided each of the 29 April Outreach Parties who executed a confidentiality agreement with Science 37 with access to an electronic data room containing certain confidential information of Science 37.
On May 8, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of the counterparty outreach, a process update, and next steps.
On May 16, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status regarding the counterparty outreach and engagement with potentially interested parties to date and their potential financing needs, as well as a process update and next steps.
Between May 3, 2023 and May 23, 2023, members of Science 37 senior management and representatives of William Blair held diligence meetings with five April Outreach Parties.
On May 23, 2023, Science 37 received non-binding, preliminary indications of interest from Party C, Party D, and Party E. Party C stated its interest in an acquisition at $9.00 per share, Party D stated its interest in an acquisition at $5.80 to $7.50 per share, and Party E stated its interest in an acquisition at $6.00 to $7.40 per share.

On May 24, 2023, Science 37 received non-binding, preliminary indications of interest from Party A and Party B. Party A stated its interest in an acquisition at $11.00 to $13.00 per share, while Party B stated its interest in an acquisition at a 10% to 15% premium to cash, which translated to an implied value of $10.00 to $10.40 per share. Each of Party A, Party B, Party C, Party D, and Party E noted that the proposed prices included in their indications of interest were preliminary and contingent on access to and review of more detailed due diligence materials and further discussions with management of Science 37.
On May 24, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present. William Blair discussed the initial proposals, as described above, that had been received with the Strategic Committee. Following discussion of the proposals, the Strategic Committee determined to reconvene and to develop a recommendation to the Science 37 Board.
On May 25, 2023, the Strategic Committee reconvened the meeting and discussed the proposals that had been received and determined to recommend to the Science 37 Board that the Science 37 Board approve the potential counterparties with the three highest proposal prices, Party A, Party B and Party C, to continue to the next phase of diligence, provided that such counterparties be notified of the Science 37 Board’s preference for proposal prices to be further increased from the amounts previously submitted.
On May 30, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss an overview of the sale process and the Strategic Committee’s discussions with respect to the proposal received, including the Strategic Committee’s recommendation with respect to continuing the sale process. The Science 37 Board discussed the advantages and challenges of various approaches to the proposals and determined to approve the Strategic Committee’s recommendation that the Science 37 Board approve the potential counterparties with the three highest proposal prices to continue to the next phase of diligence, provided that such counterparties be notified of the Science 37 Board’s preference for proposal prices to be further increased from the amounts previously submitted.
On May 31, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the Science 37 Board’s approval of the Strategic Committee’s recommendation with respect to continuing the sale process and next steps.
On June 2, 2023, a representative of Party C informed a representative of William Blair that they would not be submitting a revised proposal for an acquisition of Science 37.
On June 5, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current engagement with potential counterparties, other potentially interested parties, the expected timeline for final proposals and next steps.
On June 12, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including Susan Eylward, Senior Corporate Counsel of Science 37, and representatives of William Blair present, to discuss the current status of engagement with potential counterparties and an update on Science 37’s results for the second quarter of 2023.
On June 20, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of engagement with potential counterparties and next steps.
On June 22, 2023, Science 37 received a revised non-binding indication of interest in an acquisition from Party D at $13.00 to $17.00 per share.
On June 26, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of diligence among the potential counterparties and the proposals received to date, including the latest revised proposal from Party D. After discussion, given the increase in value, the Strategic Committee decided to allow Party D to re-enter the sale process.

On June 27, 2023, an additional party, Party F, conveyed interest in participating in the sale process by contacting David Coman of Science 37.
On June 29, 2023, Party F entered into a nondisclosure agreement with Science 37, which contained a standstill.
On June 30, 2023, members of Science 37’s senior management and representatives of William Blair held management meetings with Party B and Party D. During such meetings, members of Science 37’s senior management discussed with such parties information regarding Science 37’s business and prospects, and responded to questions.
On July 5, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the diligence stages of the potential counterparties.
On July 6, 2023, members of Science 37’s senior management and representatives of William Blair held due diligence discussions with Party B and Party F.
On July 7, 2023, Science 37 disclosed results of $38 million in gross bookings, $16 million in net bookings, and revenue of $15 million for the second quarter of 2023 to parties still involved in the sale process.
On July 10, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of the potential counterparties proceeding to revised proposals.
On July 10, 2023, Science 37 received a revised non-binding indication of interest in an acquisition from Party B at $12.00 per share.
On July 11, 2023, a representative of Party F informed a representative of William Blair that they would not be submitting an indication of interest, citing concerns around high cancellation rates.
On July 12, 2023, Party A reaffirmed its prior non-binding indication range of $11.00 to $13.00 per share.
On July 12, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present. The Strategic Committee discussed with William Blair the revised proposals, the various stages of each potential counterparty and considerations relating to each proposal.
On July 14, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss a status update, including terms of each proposal received, and the Strategic Committee’s discussions with respect to the potential counterparties. The Science 37 Board discussed the advantages and challenges the revised proposals. The Science 37 Board then discussed with senior management current bookings as of the second quarter of 2023 and management’s forecasted bookings for the third quarter of 2023. During the second quarter of 2023, Science 37 expected to report net bookings of $16 million, significantly below its internal budget. After discussion in executive session, the Strategic Committee determined to recommend to the Science 37 Board that Science 37 allow the potential counterparties to proceed to the final stage of the sale process.
On July 17, 2023, the Science 37 Board held a meeting to discuss a status update, the Strategic Committee’s discussion with respect to the potential counterparties, and the advantages and challenges of various approaches with the potential counterparties. After discussion, the Science 37 Board, upon recommendation from the Strategic Committee, determined to proceed with the final stages of the sale process.
On July 18, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the Science 37 Board’s determination to proceed with the final stages of the sale process. In accordance with the Science 37 Board’s determination, management and William Blair agreed to move three potential counterparties into the next phase, including requesting such counterparties increase their proposed pricing, and William Blair previewed the next stage of the sale process with the Strategic Committee.
On July 19, 2023, representatives of William Blair contacted all three parties, Party A, Party B and Party D, and encouraged them to submit a revised proposal to acquire Science 37 on or prior to August 17, 2023, which revised proposal should reflect that such parties had substantially completed all business due diligence of Science 37.
On July 20, 2023, Party B informed a representative of William Blair that it was not willing to proceed without exclusivity.
On July 20, 2023, a representative of Party G contacted David Coman of Science 37 on an unsolicited basis to express interest in discussing a potential acquisition of Science 37.
On July 24, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss next steps in the sale process, potential withdrawal of one of the parties from the sale process due to pricing considerations and potential introduction of new potential counterparties.
On July 25, 2023, Party G entered into a nondisclosure agreement with Science 37, which contained a standstill.
On July 26, 2023, Party A informed a representative of William Blair that it was only interested in proceeding if it was granted exclusivity and at a reduced proposed price.
On July 31, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss updates on the sale process and next steps, including the intent to circulate a draft merger agreement to counterparties in early August 2023.
On July 31, 2023, David Coman of Science 37 met with representatives of Party D to discuss next steps regarding a potential transaction.
On August 3, 2023, members of Science 37’s senior management and representatives of William Blair held a due diligence session with Party D.
On August 7, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss process updates with the remaining counterparties and next steps.
On August 9, 2023, Science 37’s draft of the merger agreement was added to Science 37’s virtual data room and made available to the remaining counterparties. On the same day, representatives of Science 37’s management and representatives of William Blair held a management meeting with Party G.
On August 10, 2023, Science 37 management held an in-person meeting with representatives of Party D, with representatives of William Blair present, to discuss outstanding diligence items.
On August 14, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of the sale process and next steps.
On August 15, 2023, Party G informed a representative of William Blair that it was declining to proceed in the sale process due to execution risk and potential cash flow issues.
On August 23, 2023, Party D informed a representative of William Blair that it would not submit a final indication of interest due to Party D’s existing operational reasons and an intention to focus its attention on its stand-alone business.
On August 24, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of the sale process, including the withdrawal of all parties in the sale process. The Strategic Committee determined to recommend to the Science 37 Board that the sale process be terminated in light of the lack of viable proposals.
On August 28, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair and Thompson Hine present, to discuss an overview of the sale process, including a summary of outreach to potential counterparties and feedback received from potential counterparties. The Science 37 Board, consistent with the recommendation of the Strategic Committee, determined to terminate the sale process.
Science 37’s activities during February 2023 through August 2023 did not result in any other written proposals, term sheets or other preliminary agreements regarding a potential sale transaction or other strategic combination.
Between August 2023 and November 2023, the Science 37 Board and management team focused on Science 37’s operations and financial condition.
In mid-October 2023, Science 37 was notified by a customer of cancellation of a significant contract, which resulted from the customer reprioritizing its clinical trial portfolio, and was unrelated to Science 37’s performance.
Following the outreach process, in early November 2023, Science 37 disclosed results of $17.9 million in gross bookings and $9.2 million in net bookings for the third quarter of 2023, significantly below its internal budget.
On November 9, 2023, Mr. Cole, President and Chief Financial Officer of eMed, contacted Robert Faulkner, Chairman of the Science 37 Board, expressing renewed interest in a potential transaction involving Science 37. On November 13, 2023, Science 37 entered into a confidentiality agreement with eMed.
On November 20, 2023, Science 37 was notified by another customer of cancellation of a significant contract, which resulted from the customer’s product failing to achieve efficacy endpoints in a large Phase III clinical trial, and was unrelated to Science 37’s performance.
On November 20, 2023, the Science 37 Board held a meeting to discuss the potential proposal from eMed and the status of Science 37’s business, including the loss of a significant customer, and determined that Science 37 should reinitiate, with William Blair’s assistance, the sale process that had ended in August 2023.
At the direction of the Science 37 Board, following such meeting, Mr. Faulkner discussed the potential proposal with a representative of William Blair. William Blair subsequently held a discussion with representatives of eMed in which eMed reaffirmed its interest.
On November 21, 2023, eMed submitted a non-binding, preliminary indication of interest letter to acquire Science 37 at a 40% to 80% premium to Science 37’s then-closing share price. On November 21, 2023, Science 37’s closing stock price was $4.80 per share.
During the period from late November 2023 to December 2023, at Science 37’s direction, William Blair contacted six additional potential counterparties (including three potential strategic counterparties and three potential financial counterparties) to assess their interest in a potential strategic transaction involving Science 37. These six counterparties were previously reviewed by the Strategic Committee and were viewed as most likely to be interested in such a potential transaction. All six parties expressed interest in engaging in further discussions. Five of the six parties were April Outreach Parties and had existing nondisclosure agreements with Science 37 from such outreach. The sixth party, Party H, entered into a nondisclosure agreement, which contained a standstill, with Science 37 on December 6, 2023. As further described below, none of these six additional parties submitted proposals.
On November 22, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the status of William Blair’s potential counterparty outreach, the likelihood of potential counterparties proceeding with a transaction, the terms of eMed’s potential proposal, an overview of the proposed process timeline and next steps, as well as Science 37’s alternatives to the eMed’s potential proposal and financing needs.
On November 27, 2023, Party C withdrew from the sale process, citing timing and capacity constraints.
On November 28, 2023, Party A withdrew from the sale process, stating that it was potentially interested in being a financing partner rather than acquiring Science 37.
On November 28, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the November 2023 Projections (as defined below), as described below in the section entitled “Certain Unaudited Prospective Information.” Following review and discussion, the Science 37 Board approved the November 2023 Projections.
Beginning on November 28, 2023, representatives of William Blair provided each of Party B, Party D and Party E with access to an electronic data room containing certain confidential information of Science 37, including the November 2023 Projections approved by the Science 37 Board.
On November 30, 2023, Mr. Coman, Chief Executive Officer of Science 37, Mr. Zaranek, Chief Financial Officer of Science 37, and representatives of William Blair met in person with eMed’s senior management team to discuss a potential transaction.
On December 4, 2023, members of Science 37’s senior management held a management meeting with eMed representatives and discussed information regarding Science 37’s business and strategic direction going forward, the technology supporting Science 37 platform and synergy potential with eMed, and responded to questions.
On December 5, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management and representatives of William Blair present, to discuss the current status of the sale process and next steps with eMed and other interested parties.
On December 6, 2023, Party H entered into a nondisclosure agreement with Science 37, which contained a standstill.
On December 7, 2023, a representative of William Blair spoke with Mr. Cole of eMed, who stated that eMed was in the process of completing its preliminary due diligence of Science 37 and finalizing a non-binding proposal.
On December 8, 2023, Science 37’s 1-for-20 Reverse Stock Split was effected.
On December 12, 2023, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the current status of the sale process.
On December 13, 2023, representatives of each of Science 37 and eMed held a call to discuss outstanding diligence items.
On December 14, 2023, Party B informed a representative of William Blair that it was no longer interested in pursuing a transaction in the near term.
On December 14, 2023, Science 37 received a non-binding letter of intent from eMed for eMed to acquire Science 37 for $6.25 per Share in cash (the “eMed December 14th Proposal”), which represented a premium of approximately 53% over the closing price per Share of $4.09 on December 13, 2023, the immediately prior trading day. The eMed December 14th Proposal was subject to, among other things, completion of eMed’s due diligence and negotiation of definitive written agreements and stated that eMed would expect to enter into customary support agreements with Science 37’s major stockholders in connection with entering into a definitive merger agreement. The eMed December 14th Proposal stated that eMed was prepared to conduct due diligence in an accelerated timeframe. The eMed December 14th Proposal also stated that eMed required an exclusivity period within which to complete its due diligence and that eMed expected it would be in a position to announce a transaction with Science 37 at the end of the exclusivity period. The eMed December 14th Proposal stated that eMed had engaged Hogan Lovells US LLP (“Hogan Lovells”) as its legal advisor.
On December 15, 2023, Party D withdrew from the sale process, citing its concerns over Science 37’s backlog, its belief that Science 37’s value decreased significantly since the sale process in the summer of 2023, and its belief that the costs of integrating the business, including severance and other measures, would materially reduce Science 37’s cash reserves.
On December 15, 2023, separate diligence calls with eMed and Party E took place.
On December 18, 2023, the remaining two parties, Party E and Party H, withdrew from the sale process. Party H stated it would potentially interested in re-exploring a potential transaction if such opportunity were available again in several months, but needed to prioritize their internal profitability requirements in the meantime. Party E noted a concern with Science 37’s ability to scale its services business outside of North America.
On December 18, 2023, additional diligence calls between Science 37’s management and representatives of eMed took place.
On December 19, 2023, the Science 37 Board held a meeting, with all members of the Strategic Committee participating and members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the sale process to date and the eMed December 14th Proposal. The representatives of William Blair provided a summary of the sale process and a brief overview of each potential counterparty’s involvement throughout, conveying that all six additional parties contacted by William Blair in late November 2023 withdrew from the sale process for the cited reasons described above. The representatives of William Blair then reviewed the financial terms and conditions of the eMed December 14th Proposal, provided William Blair’s preliminary perspective on the eMed December 14th Proposal, and reviewed possible responses to the eMed December 14th Proposal. The directors then discussed the eMed December 14th Proposal, the approach to the proposal and Science 37’s alternatives to the proposal, and the possibility of remaining a stand-alone public company. The directors discussed the current state of Science 37, including challenges faced by Science 37, as part of their discussion regarding the most appropriate action to take. The directors then discussed Science 37’s potential financing alternatives and financial plan, including Science 37’s potential ability to effectuate a financing and whether such financing would be viable.
Representatives of William Blair then left the meeting, and the Science 37 Board, including the members of the Strategic Committee, held an executive session to discuss the details of a potential counterproposal to eMed. Following discussion, the Science 37 Board unanimously approved a counterproposal to eMed reflecting a price of $10.00 per Share or higher. The Science 37 Board then directed the representatives of William Blair to respond to eMed on behalf of the Science 37 Board to present such counterproposal and indicate that the Science 37 Board believed that eMed’s December 14th Proposal undervalued Science 37 but that Science 37 would be willing to provide additional information to eMed to enable eMed to increase its proposed pricing.
On December 19, 2023, a representative of William Blair met in person with Mr. Cole and another member of eMed senior management and, at the direction of the Science 37 Board, presented the counterproposal approved by the Science 37 Board and stated that the Science 37 Board believed the eMed December 14th Proposal undervalued Science 37. Mr. Cole stated that eMed would submit its “best and final” proposal and a mark-up of the merger agreement in the near term.
On December 19, 2023, Mr. Cole conveyed by telephone to a representative of William Blair that, in response to Science 37’s counterproposal, eMed would increase its proposed pricing to $7.00 per Share in cash, representing its final proposal. Later on December 19, 2023, Mr. Cole provided Science 37 a non-binding letter of intent reflecting these terms (the “eMed December 19th Proposal”). The eMed December 19th Proposal represented an increase of approximately 12% over the eMed December 14th Proposal and a premium of approximately 52% over the closing price per Share of $4.60 on December 18, 2023. The eMed December 19th Proposal was subject to, among other things, completion of eMed’s due diligence and negotiation of definitive written agreements and stated that eMed would expect to enter into customary support agreements with Science 37’s major stockholders in connection with entering into the definitive agreements. The eMed December 19th Proposal stated that eMed was prepared to leverage its industry expertise and conduct limited customary due diligence in an accelerated time frame and would require a period of exclusivity.
On December 20, 2023, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the eMed December 19th Proposal. The representatives of William Blair then provided an update to the Science 37 Board regarding William Blair’s communications with eMed on December 19, 2023, reviewed the financial terms and conditions of the eMed December 19th Proposal, provided their perspective on the eMed December 19th Proposal, and reviewed possible responses to the eMed December 19th Proposal. The directors then discussed the eMed December 19th Proposal, the approach to the proposal and Science 37’s alternatives to the proposal, including Science 37’s financial alternatives and remaining a stand-alone public company. The directors discussed the current state of Science 37, including challenges faced by Science 37, as part of their discussion regarding the most appropriate action to take. The directors also discussed with representatives of William Blair their perspective on the terms of the merger agreement. The participants at the meeting also discussed expected process and timing considerations to attempt to execute a merger agreement with eMed based on the eMed December 19th Proposal as expeditiously as possible. The Science 37 Board then instructed the representatives of William Blair to communicate to eMed that the Science 37 Board was prepared to move forward with eMed’s proposal of $7.00 per Share.
On December 20, 2023, a representative of William Blair, at the direction of the Science 37 Board, informed eMed that Science 37 was prepared to move forward with eMed’s proposal of $7.00 per Share. It was agreed that eMed would send a form of its exclusivity agreement in the near term for Science 37 to execute.
On December 21, 2023, the Science 37 Board unanimously approved, via written consent, the December 2023 Projections (as defined below), as described below in the section entitled “Certain Unaudited Prospective Information.”
On December 21, 2023, Science 37 entered into the Exclusivity Agreement with eMed, providing exclusivity until January 8, 2024, which was subsequently amended several times solely to extend such exclusivity period. The Exclusivity Agreement expired as of January 15, 2024 and was amended on January 23, 2024 to provide for exclusivity through January 28, 2024.
In late December 2023, Science 37 was notified by a third customer of cancellation of a significant contract, which resulted from the customer’s product failing to achieve efficacy endpoints in the run-in Phase II clinical trial, and was unrelated to Science 37’s performance.
From mid-December 2023 through the end of January 2024, Hogan Lovells and Thompson Hine exchanged drafts of the Merger Agreement and conducted a number of conference calls and, together with Science 37’s legal team, negotiated the terms of the Merger Agreement at the direction of their respective clients.
On January 2, 2024, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the status of the draft merger agreement and disclosure schedule. William Blair provided an update regarding diligence activities and reviewed the proposed timeline for completion of the proposed merger.
On January 3, 2024, Hogan Lovells delivered a draft of the form of Support Agreement to Thompson Hine. Thereafter until the entry into the Merger Agreement by Science 37 and eMed on January 28, 2024, Hogan Lovells and Thompson Hine exchanged drafts of the Support Agreement and Science 37 disclosure schedule to the Merger Agreement and conducted a number of conference calls and, together with Science 37’s legal team, negotiated the terms of the form of Support Agreement, at the direction of their respective clients.
On January 4, 2024, members of Science 37’s and eMed’s senior managements met at eMed’s offices in Miami, Florida to further discuss transaction and diligence matters.

On January 9, 2024, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of Thompson Hine and William Blair present, to discuss the status of the draft merger agreement and disclosure schedules, including key outstanding issues. Following discussion, the Strategic Committee agreed to extend eMed’s exclusivity through January 14, 2024 and directed the representatives of William Blair to respond to eMed on behalf of the Strategic Committee to present a counterproposal to eMed reflecting a price of $8.00 per Share. In addition, William Blair provided an update regarding diligence activities and reviewed an updated proposed timeline for completion of the proposed merger. Following the meeting, William Blair presented the counterproposal approved by the Strategic Committee to Mr. Cole and other senior management of eMed, who stated the counterproposal would not be accepted.
On January 12, 2024, the Compensation Committee held a meeting to address the Science 37 Board’s concerns relating to possible termination of the existing severance arrangements for existing employees following the closing of the Merger. The Compensation Committee unanimously approved Science 37’s Amended and Restated Executive Severance Policy, renaming it as the Second Amended and Restated Executive Severance Policy (the “Amended Severance Policy”), as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Science 37 and its Executive Officers, Directors and Affiliates — Second Amended and Restated Executive Severance Policy.”
On January 14, 2024, Science 37 disclosed to eMed preliminary fourth quarter 2023 results that reflected positive revenue, profit and cash results, but gross bookings of approximately $22 million and net bookings of approximately negative $16 million.
On January 15, 2024, a representative of William Blair and eMed’s senior management engaged in discussions regarding the fourth quarter 2023 financial performance of Science 37 and outstanding diligence items.
On the evening of January 15, 2024, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of Thompson Hine and William Blair present, to discuss William Blair’s communications with eMed about eMed’s concerns regarding Science 37’s estimated financial results for the fourth quarter of 2023, including meetings between Science 37’s senior management and eMed’s management to address such concerns. William Blair conveyed that eMed was expected to provide an update the following day regarding whether it would continue negotiations with Science 37 or provide a revised proposal.
On the afternoon of January 16, 2024, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the status of the proposed acquisition by eMed, noting that William Blair had not yet been contacted by eMed and that any outreach to additional parties would occur after eMed provided an update.
On the evening of January 16, 2024, Mr. Cole notified a representative of William Blair that eMed was withdrawing its proposal because of eMed’s concerns about Science 37’s fourth quarter 2023 net bookings and its impact on 2024 revenues and cash.
On the morning of January 17, 2024, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, and representatives of William Blair present, to discuss the withdrawal of eMed’s proposal and scheduling a meeting to review potential paths forward. Senior management and William Blair’s representatives then left the meeting, and the Science 37 Board engaged in a discussion regarding same.
On January 17 and 18, 2024, senior management members of each of eMed and Science 37 engaged in further telephone discussions regarding whether there was any path forward to a transaction between the parties and agreed to meet in person on January 22, 2024.
On January 19, 2024, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, present to discuss the withdrawal of eMed’s proposal, communications with eMed since then, and Science 37’s potential alternatives to a sale transaction with eMed, including a potential winding down or liquidation of Science 37 or operating as a stand-alone public company. The Science 37 Board also discussed a draft cost reduction plan and liquidation analysis prepared by Science 37’s management. The Science 37 Board authorized William Blair to reach out to Party B and Party D to explore interest in pursuing a transaction.
On January 19, 2024, a representative of William Blair reached out to Party B and Party D inquiring about their interest in a potential acquisition of Science 37. Party B declined to engage, citing their focus on operations as a stand-alone business. Party D requested access to a preliminary financial update for the fourth quarter of 2023 before re-engaging. However, as outlined below, eMed re-engaged in the potential acquisition of Science 37 on January 22, 2024 and an amendment to the Exclusivity Agreement extending the expiration date to January 28, 2024 was signed with eMed on January 23, 2024, following which there was no further dialogue with Party D.
On January 22, 2024, members of senior management of each of eMed and Science 37 met in eMed’s offices in Miami, Florida and discussed eMed’s perspectives on Science 37 and ways to move forward with the transaction. Science 37 also shared with eMed the draft cost reduction plan prepared by Science 37’s management. Mr. Cole explained that, while eMed remained interested in pursuing an acquisition of Science 37, eMed continued to perceive significant risks with respect to Science 37’s financial condition and negative cash flows, that any revised proposal would be intended to mitigate these risks to eMed and that eMed was unwilling to pursue a transaction on the terms previously discussed in light of these perceived risks.
Later on January 22, 2024, Mr. Coman of Science 37 received a revised non-binding proposal from eMed for eMed to acquire Science 37 for $5.75 per Share in cash (the “eMed January 22nd Proposal”). The eMed January 22nd Proposal stated that the proposal was subject to, among other things, the adoption and announcement by Science 37 of a management cost reduction plan. After receipt of the eMed January 22nd Proposal, representatives of William Blair engaged in further telephone discussions with members of senior management of eMed regarding the terms of the proposal.
On January 23, 2024, Hogan Lovells contacted Thompson Hine and provided a proposed extension to eMed’s Exclusivity Agreement, which had expired as of January 15, 2024, through January 28, 2024.
On January 23, 2024, the Strategic Committee held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, present, to discuss potential counterparties that William Blair had contacted and the eMed January 22nd Proposal. William Blair reviewed the eMed January 22nd Proposal and noted that eMed had stated that the proposal was eMed’s “best and final” proposal. Following discussion, and after taking into account the risks and uncertainties of continuing as a stand-alone public company in light of Science 37’s near- and longer-term financing requirements, the negative outcome to stockholders in the event that Science 37 were required to liquidate, Science 37’s fourth quarter 2023 financials (with negative bookings) and its overall financial condition, and the certainty of closing in the near future, as well as the lack of available alternatives and unlikelihood of an executable transaction at a higher value, and in light of (i) the fact that William Blair and Science 37’s senior management, at the Strategic Committee’s instruction, contacted six additional potential counterparties (in addition to discussions with eMed) in late November 2023 regarding a potential acquisition of Science 37 and such outreach did not result in the submission of any acquisition proposals, (ii) Science 37 management’s, the Science 37 Board’s and the Strategic Committee’s assessment of potential candidates for further outreach, in light of the counterparty outreach in the first half of 2023, and their likely interest to, and ability to, consummate an acquisition of Science 37 on terms competitive with eMed’s proposal and on the timing of the proposed transaction, and (iii) the fact that eMed conveyed that the Offer Price was its best and final proposal, the Strategic Committee unanimously determined that Science 37 should pursue a transaction with eMed on the terms set forth in eMed’s January 22nd Proposal. During the meeting, the Strategic Committee also authorized and approved management to extend the Exclusivity Agreement with eMed through January 28, 2024.
On January 24, 2024, the Science 37 Board unanimously approved, via written consent, the January 2024 Projections (as defined below), as described below in the section entitled “Certain Unaudited Prospective Information.”
During the period from January 24, 2024 through January 28, 2024, representatives of Science 37 and its legal advisors worked with representatives of eMed and its legal advisors to finalize the Merger Agreement and Science 37’s disclosure schedules, to complete confirmatory business, financial and legal due diligence and to coordinate other matters related to the public announcement of transactions contemplated by the Merger Agreement.
On January 26, 2024, the Science 37 Board held a meeting, with members of Science 37’s senior management, including the Chief Legal Officer, present, to review potentially reduced D&O insurance tail coverage, as further described below, which the Science 37 Board agreed to discuss further at its next meeting.
On the evening of January 28, 2024, the Strategic Committee, the Audit Committee, and the Science 37 Board held a meeting, with members of Science 37’s senior management and representatives of William Blair and Thompson Hine present, to consider approval of the proposed transaction with eMed. Representatives of Thompson Hine reviewed the fiduciary duties of the directors under Delaware law and other legal considerations in this context. Representatives of Thompson Hine further reviewed a summary of the material terms of the Merger Agreement, the Support Agreement and the resolutions to be considered by the Strategic Committee and Science 37 Board, as applicable, in each case distributed in advance.
Thereafter, representatives of William Blair reviewed with the Strategic Committee and the Science 37 Board William Blair’s financial analysis of the Offer Price and rendered to the Science 37 Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 28, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of William Blair’s opinion, see below in this Item 4 under “Opinion of William Blair & Company, L.L.C.”
Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions contemplated by the Merger Agreement by the Strategic Committee and the Science 37 Board (including the factors described below in this Item 4 under “Reasons for the Recommendation”), the Strategic Committee unanimously adopted resolutions recommending that the Science 37 Board, and the Science 37 Board unanimously adopted resolutions to, (1) approve and declare advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (2) determine that the terms of the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Science 37 and the stockholders of Science 37, (3) determine that the Offer Price is fair to Science 37’s stockholders, (4) authorize and approve the execution, delivery and performance by Science 37 of the Merger Agreement and the consummation by Science 37 of the Offer and the Merger, (5) determine that the Merger shall be effected as soon as practicable following satisfaction of all conditions set forth in the Merger Agreement without a vote of the stockholders pursuant to Section 251(h) of the DGCL, and (6) recommend that Science 37’s stockholders accept the Offer and tender their Shares to Purchaser in response to the Offer.
In addition, following review of Science 37’s estimated financial information for the year ended December 31, 2023, as presented by Science 37’s management and further described in this Item 4 under “Certain Unaudited Prospective Financial Information” (the “2023 Estimated Financial Information”), the Audit Committee unanimously recommended that the Science 37 Board approve, and the full Science 37 Board unanimously approved, the public release of the 2023 Estimated Financial Information. Further, following review of Science 37’s proposed revenue guidance with respect to 2024, as presented by Science 37’s management, the Science 37 Board unanimously approved the proposed revenue guidance with respect to 2024 to be a range of $50 million to $60 million.
In that same meeting, the Science 37 Board unanimously determined not to pay bonuses under Science 37’s 2023 cash bonus program for the 2023 performance period to any employees due to Science 37’s financial condition and performance. Further, the Science 37 Board unanimously approved a prepaid “tail” policy for Science 37’s existing directors’ and officers’ liability insurance and fiduciary liability insurance for events occurring prior to the closing date of the Merger and to become effective at the Effective Time of the Merger, and for the benefit of those persons who are directors and officers of Science 37 as of the date of the Merger Agreement and as of the closing date of the Merger, with such D&O insurance tail to provide such coverage for an aggregate period of six years. In addition, pursuant to the Compensation Committee’s recommendation, the Science 37 Board unanimously approved the Amended Severance Policy with regard to Mr. Coman. Upon the Compensation Committee’s recommendation, the Science 37 Board additionally unanimously approved the termination of the 2021 Plan, effective as of the Effective Time.
Following such meeting, on January 28, 2024, Science 37, eMed and Purchaser executed and delivered the Merger Agreement, and eMed, Purchaser and each of the Supporting Stockholders executed and delivered a Support Agreement. On January 29, 2024, Science 37 issued a press release announcing the execution of the Merger Agreement before the opening of trading on The Nasdaq Stock Market LLC.
In connection with the Merger Agreement, Science 37 agreed that it would adopt and implement, by not later than February 9, 2024, a significant cost reduction plan. On February 8, 2024, Science 37 commenced the cost reduction program, which is intended to reduce its operating expenses and strategically realign its resources. The cost reduction program included a reduction in force affecting approximately 73 employees (representing approximately 23.2% of total employees prior to these actions). Total cash expenditures for the cost reduction program are estimated to be between $1.0 million and $1.3 million, substantially all of which are expected to be related to employee severance costs. Science 37 expects to recognize most of these pre-tax reduction in force charges in the first quarter of 2024. These estimates are subject to a number of assumptions, and actual results may differ. Science 37 may also incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the cost reduction program.
On February 12, 2024, Purchaser commenced the Offer and filed its Schedule TO-T, and Science 37 filed this Schedule 14D-9.
Reasons for the Recommendation
Each of the Strategic Committee and the Science 37 Board has reviewed and considered the Offer after consultation with certain members of Science 37’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, and after taking into account the recommendation of the Strategic Committee, the Science 37 Board has unanimously determined that the Offer is fair to, and in the best interests of, Science 37 and its stockholders. Accordingly, the Science 37 Board unanimously recommends on behalf of Science 37 that Science 37’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Each of the Strategic Committee and the Science 37 Board considered a number of factors and reasons, including the following, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):
Reasons in favor of the proposed Transactions:
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Financial Position, Capital Requirements and Future Uncertainty. Recent study cancellations, modest second half 2023 gross bookings, capital requirements to operate Science 37 and uncertainty regarding market conditions and sponsor adoption were deemed as significant risks if Science 37 were to remain a stand-alone public company. The Strategic Committee and the Science 37 Board each considered Science 37’s business plan and the estimates of Science 37’s future performance reflected in the Forecasts (as defined below) and weighed the business plan and the potential opportunities that it presented against, among other things: (1) the risks and uncertainties associated with achieving and executing on the business plan in the short and long term; (2) the impact of market and customer trends; and (3) the general risks related to market conditions that could reduce the price of Shares. Among the potential risks identified by the Strategic Committee and the Science 37 Board were:

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Science 37’s prospects as a stand-alone publicly traded company. Included in this was the consideration of Science 37’s size, as well as its strategic and financial resources and market adoption of Science 37’s new business model in the requisite time to penetrate the market;

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Science 37’s continuing efforts to evolve and strengthen its business model, including its investments in support of its proprietary end-to-end unified technology platform. Although the Science 37 Board believes that these actions are the right strategic decisions for Science 37, there is no assurance that they will be successful or result in a more valuable company;

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Science 37’s concern that continued operations as a stand-alone company would require substantial capital resources, particularly in light of Science 37’s need for greater capital than what was included in Science 37’s current budget after accounting for anticipated cost reductions, the loss of several significant customers and its fourth quarter 2023 financials (with negative bookings), a low number of customer contracts entered into during the first quarter of 2024 to date, the possibility of similar trends continuing into the future as a stand-alone business, the possibility of additional customer contract cancellations, and the overall financial condition of Science 37. As such, the Strategic Committee and the Science 37 Board each believed that Science 37, in pursuing its strategy as a stand-alone publicly traded company, may not have sufficient access to necessary capital resources, which would impede Science 37’s ability to continue operations and add to the risks to stockholders;

•
the challenges of making investments to achieve long-term growth prospects while a publicly traded company that is subject to scrutiny based on its quarter-over-quarter performance. The Strategic Committee and the Science 37 Board each noted that the price of Shares could be impacted significantly if Science 37 failed to meet investor expectations;

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the inherent uncertainty of achieving the results reflected in the Forecasts;

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the historical low trading volume of the Shares for a public company, the concentrated ownership of Shares, and the resulting general lack of liquidity for Science 37 stockholders; and

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the potential that Science 37 could wind down or liquidate, rather than continuing to operate as a stand-alone public company;

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Best Value Reasonably Obtainable. The belief of each of the Strategic Committee and the Science 37 Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the familiarity of each of the Strategic Committee and the Science 37 Board with (i) the business, operations, prospects, business strategy, assets, liabilities and general financial position of Science 37 on a historical and prospective basis; (ii) the sale process overseen by the Strategic Committee, including the outreach to other potential counterparties undertaken by and on behalf of Science 37; and (iii) the terms of the Merger Agreement. The Strategic Committee and the Science 37 Board each considered that the Offer Price constituted a premium of approximately 21% over the closing price per Share of $4.74 on January 26, 2024, the immediately prior trading day to the announcement of the Transactions. The Strategic Committee and the Science 37 Board also considered other factors, including:

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the risks and uncertainties of continuing as a stand-alone public company in light of Science 37’s near- and longer-term financing requirements, and the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that William Blair and Science 37’s senior management, at the Strategic Committee’s instruction, contacted six additional potential counterparties (in addition to discussions with eMed) in late November 2023 regarding a potential acquisition of Science 37, which did not result in any acquisition proposals, (ii) Science 37 management’s, the Strategic Committee’s and the Science 37 Board’s assessment of potential candidates for further outreach, in light of the counterparty outreach in the first half of 2023, and their likely interest to, and ability to, consummate an acquisition of Science 37 on terms competitive with eMed’s offer and on the timing of the proposed transaction, and (iii) the fact that eMed conveyed that the Offer Price represented its “best and final” proposal with respect to the acquisition of Science 37 and believed that the Offer Price represented the highest price that eMed was willing to pay;

•
the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with eMed on the terms of the Offer, including the valuation represented by the Offer Price, and could have distracted senior management from implementing Science 37’s business plan; and

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the determination by each of the Strategic Committee and the Science 37 Board that the certainty of value and liquidity of the Offer Price provided for in the Offer is more favorable to Science 37’s stockholders than the potential value that could reasonably be expected to be generated from the potential alternatives of Science 37 winding down or liquidating or continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, given the risks and uncertainty associated with continued operation independently, including execution risks and risks related to liquidity and financing requirements, including the risks set forth under the caption “Risk Factors” in Science 37’s Form 10-K for the period ended December 31, 2022 and subsequent reports filed with the SEC;
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Cash Consideration; Certainty of Value. The fact that the merger consideration consists solely of cash, providing Science 37’s stockholders with certainty of value and liquidity upon consummation of the Offer and the Merger, and does not expose them to any future risks related to Science 37’s business or macroeconomic conditions, as compared to Science 37 remaining independent. The Strategic Committee and the Science 37 Board believed this liquidity and certainty of value to be compelling, especially when viewed against the risks and uncertainties of Science 37’s stand-alone strategic plan;

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Other Strategic Alternatives. Each of the Strategic Committee and the Science 37 Board’s belief, after a thorough review of other strategic alternatives reasonably available to Science 37 (including continuing to operate on a stand-alone basis and alternative capital raising opportunities or winding down or liquidating), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent Science 37’s best reasonably available prospect for maximizing stockholder value;

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Results of Sale Process. The execution of the Merger Agreement was the result of an extensive and competitive sale process overseen by the Strategic Committee, which was composed of members of the Science 37 Board who were independent of management. The Strategic Committee and the Science 37 Board each considered that 39 potential counterparties (including 11 potential strategic counterparties and 28 potential financial sponsors) were included in the first outreach process and seven potential counterparties, consisting of eMed and six additional potential counterparties (including three potential strategic counterparties and three potential financial sponsors), five of which had participated in Science 37’s initial process, were included in the second outreach process. The proposal from eMed was the only proposal received during this process that was not withdrawn;

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Capital Needs. Science 37’s need to reduce expenses and obtain substantial additional capital to fund its operations if it were to remain an independent company, the need for further restructuring of Science 37, including a reduction in force and the associated risks that such restructuring would not achieve the savings anticipated and/or would disrupt Science 37’s operations, the possibility that sufficient capital might not be available on a timely basis, on acceptable terms or at all, and the associated dilution, which could be substantial, that would be experienced by Science 37’s stockholders if Science 37 were to sell additional common equity or securities convertible into or exercisable for common equity to raise the needed capital;

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if Science 37 did not accept eMed’s proposed transaction now (as provided for in the Merger Agreement), it may not have another opportunity to do so on comparable terms or another comparable opportunity;

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Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of Science 37’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Science 37’s stockholders who do not tender in the Offer will receive the same consideration per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Science 37’s business pending the closing of the Merger;

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High Likelihood of Closing; Low Likelihood of Regulatory Impediment. The belief of the Strategic Committee and the Science 37 Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, (iii) the lack of any required competition filings and (iv) eMed’s ability to fund the merger consideration with cash;

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No Financing Condition; Remedies. The fact that the Transactions are not subject to a financing condition, and that if eMed does not consummate the Offer and the Merger in breach of its obligations under the Merger Agreement, Science 37 would be entitled to specific performance of eMed and Purchaser’s obligations under the Merger Agreement, subject to the terms set forth in the Merger Agreement;

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William Blair Analysis and Fairness Opinion. The opinion of William Blair rendered to the Science 37 Board on January 28, 2024, which was subsequently confirmed by delivery of a written opinion dated January 28, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by William Blair in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of William Blair & Company, L.L.C.”;

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Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit Science 37 to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Science 37 Board to change its recommendation in the event of certain intervening events and, in certain circumstances, to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $1.4 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

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Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of shares by holders that would constitute a majority of the outstanding shares of common stock;

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Tender and Support Agreements. The fact that the Supporting Stockholders, who collectively held approximately 44% of the outstanding Shares as of January 28, 2024 (not including an additional 287,405 shares of common stock issuable in respect of Company Options and 474,547 shares of common stock issuable in respect of Company RSUs that are subject to the Support Agreements), entered into Support Agreements with eMed and Purchaser and agreed to support the Transactions and tender their Shares in the Offer; and

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Appraisal Rights. The fact that stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:
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Opportunity Costs. The fact that Science 37 will no longer exist as an independent public company, and Science 37’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

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Potential Negative Impact on Science 37’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on Science 37’s operations and its relationships with suppliers, business partners, management and employees;

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Prohibition Against Solicitations; Termination Fee. The fact that the Merger Agreement precludes Science 37 from soliciting competing acquisition proposals and obligates Science 37 (or its successor) to pay eMed a termination fee equal to $1.4 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions. The fact that the Merger Agreement imposes certain restrictions on the conduct of Science 37’s business in the pre-closing period, which may adversely affect Science 37’s business, including by delaying or preventing Science 37 from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if Science 37 were to remain an independent company;

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Closing Conditions. The fact that the completion of the Offer and the Merger requires the satisfaction of closing conditions that are not fully within Science 37’s control;

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Effect of Failure to Complete Transactions. The fact that, while Science 37 expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) Science 37 will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to Science 37’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on Science 37’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of common stock would likely be adversely affected and (iii) the market’s perceptions of Science 37’s prospects could be adversely affected;

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Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

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Litigation Risk. The inherent risk of litigation in relation to the sale of Science 37, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger; and

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Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Science 37’s cash reserves and operating results should the Offer and the Merger not be completed (because if the Offer does not close, Science 37 will be required to pay its own expenses associated with the Merger Agreement and the Transactions).

Each of the Strategic Committee and the Science 37 Board believed that, overall, the potential benefits of the Transactions to Science 37’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of Science 37. In analyzing the Transactions, the Strategic Committee, Science 37 Board and Science 37’s management were assisted and advised by legal counsel and a financial advisor.
The foregoing discussion of information and reasons considered by the Strategic Committee and the Science 37 Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with their evaluation of the Transactions, including the Offer and the Merger, neither the Strategic Committee nor Science 37 Board found it practicable to, nor did they, quantify, rank or otherwise assign relative weights to the specific reasons considered in reaching their respective determinations and recommendations. Moreover, each member of the Strategic Committee and each member of the Science 37 Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.
In considering the respective determinations and recommendations of the Strategic Committee and the Science 37 Board, Science 37 stockholders should be aware that certain of Science 37’s directors and executive officers have interests with respect to the contemplated Transactions that may be in addition to, or that may be different from, the interests of Science 37’s stockholders generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Science 37 and its Executive Officers, Directors and Affiliates.” The members of the Strategic Committee and the Science 37 Board were aware of these interests and considered them, among others, in reaching their respective determinations and recommendations that the terms of the Offer and the Merger are fair to Science 37 and its stockholders and recommendations that Science 37’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Intent to Tender
To Science 37’s knowledge, after making reasonable inquiry, Science 37’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). Each of the directors and executive officers of Science 37 (other than Bhooshitha B. De Silva, who does not hold any Shares) entered into Support Agreements in connection with the execution of the Merger Agreement, pursuant to which they agreed to tender their respective Shares, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with eMed, Purchaser and Their Affiliates — Tender and Support Agreements.”
Certain Unaudited Prospective Information
Important Information Concerning the Science 37 Management Forecasts and Liquidation Analysis
Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, Science 37 does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations, other than providing, from time to time, limited short-term guidance concerning certain aspects of its expected financial performance, given, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with its evaluation of the Transactions (including the Offer and the Merger), Science 37’s management prepared unaudited non-public prospective financial projections of revenues, costs, including those amounts to be capitalized, and net working capital assumptions for fiscal years 2023 through 2028 based on its view of the prospects for Science 37 on a stand-alone basis, without giving effect to the Transactions, which consisted of the November 2023 Projections, the December 2023 Projections and the January 2024 Projections, as well as Management’s Liquidation Analysis (as defined below), which is an unaudited non-public liquidation analysis intended to illustrate the net proceeds available to Science 37’s stockholders in a liquidation, as an alternative to pursuing a strategic transaction. These prospective financial projections and liquidation analysis were prepared and updated by Science 37’s management and were reviewed and discussed with the Science 37 Board, including the members of the Strategic Committee. Each of the Strategic Committee and the Science 37 Board used such prospective financial projections and liquidation analysis to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement, and whether to recommend that Science 37’s stockholders accept the Offer. Science 37’s management also provided the January 2024 Projections and liquidation analysis to William Blair for use in connection with its financial analyses and in connection with the delivery of its opinion to the Science 37 Board described below under the heading “Opinion of William Blair & Company, L.L.C.,” which is filed as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The prospective financial projections were also provided to prospective purchasers of Science 37, including eMed. We refer to the prospective financial projections described in this section (i.e., the November 2023 Projections, the December 2023 Projections and the January 2024 Projections) generally as the “Forecasts.”
Forecasts
The Forecasts were prepared by Science 37’s management based on estimates they reasonably believed to be achievable at the time the respective Forecasts were prepared. The Forecasts reflect numerous assumptions and estimates, including (i) gross bookings and cancellations/scope reductions; (ii) revenue and revenue conversion; (iii) cost of revenues; (iv) various selling, administrative and general expenses; (v) capitalized software development; (vi) financing requirements; (vii) effective tax rate and utilization of net operating losses; (viii) working capital requirements; and (ix) other factors relevant to Science 37’s strategic plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the Forecasts.
In late 2023, and in conjunction with its normal course budgeting process, Science 37 prepared projections for the remainder of the 2023 fiscal year as well as forecasts through 2028.
In November 2023, Science 37 prepared a preliminary, in-process version of the 2024 budget with related forecasts through fiscal year 2028 (the “November 2023 Projections”). The preliminary, in-process version of the 2024 budget was predicated on the achievement of bookings, revenues, cost of revenues, selling, administrative and general expenses and associated cash flows for the remainder of 2023 based on the most recent quarterly outlook from September 2023.

($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$59.6	$66.9	$102.4	$134.9	$163.7	$191.8
YoY %	(15.1)%	12.3%	53.1%	31.7%	21.4%	17.2%
Adjusted Gross Profit(1)	$20.5	$28.5	$46.1	$61.2	$75.3	$88.2
% Margin	34.4%	42.5%	45.0%	45.4%	46.0%	46.0%
Adjusted EBIDTA(2)	$(32.2)	$(8.2)	$9.1	$21.8	$32.1	$39.3
% Margin	N/A	N/A	8.9%	16.2%	19.6%	20.5%
Capital Expenditures	$23.6	$6.7	$6.2	$6.4	$6.4	$7.3
% of Revenue	39.6%	10.1%	6.1%	4.8%	3.9%	3.8%
Change in Net Working Capital	$0.8	$4.8	$4.6	$(0.9)	$2.5	$8.1

(1)
“Adjusted Gross Profit” is a non-GAAP measure defined as gross profit excluding stock-based compensation expense.

(2)
“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude expenses and transactions that Science 37 believes are not representative of its core operations, namely: restructuring and other costs; transaction and integration-related expenses; stock-based compensation expense; impairment losses; other income (expense), net; and gain or loss on extinguishment of debt.

By late December 2023, Science 37 had begun to experience some negative trends on the demand side. Specifically, Science 37 had seen a meaningful scope reduction stemming from a customer’s product failing to achieve efficacy endpoints in a large Phase III clinical trial. Likewise, based on the sales pipeline with close dates from the fourth quarter of 2023, it became increasingly more challenging to achieve the targeted gross bookings figure reflected in the November 2023 Projections. Accordingly, the projections for fiscal years 2025 through 2028 were modified to reflect the recent business environment conditions (such modified projections, the “December 2023 Projections”).
($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$59.6	$66.9	$84.7	$97.7	$112.9	$127.2
YoY %	(15.1)%	12.3%	26.6%	15.3%	15.6%	12.6%
Adjusted Gross Profit(1)	$20.5	$28.5	$37.6	$43.4	$50.4	$57.0
% Margin	34.4%	42.5%	44.4%	44.5%	44.6%	44.8%
Adjusted EBIDTA(2)	$(32.2)	$(8.2)	$1.4	$5.1	$11.0	$16.1
% Margin	N/A	N/A	1.6%	5.2%	9.8%	12.6%
Capital Expenditures	$23.6	$6.7	$6.2	$6.4	$6.4	$7.3
% of Revenue	39.6%	10.1%	7.4%	6.6%	5.7%	5.7%
Change in Net Working Capital	$0.8	$4.8	$3.1	$(0.1)	$(3.0)	$1.0

(1)
“Adjusted Gross Profit” is a non-GAAP measure defined as gross profit excluding stock-based compensation expense.

(2)
“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude expenses and transactions that Science 37 believes are not representative of its core operations, namely: restructuring and other costs; transaction and integration-related expenses; stock-based compensation expense; impairment losses; other income (expense), net; and gain or loss on extinguishment of debt.

In early January 2024, Science 37 closed out the fourth quarter of 2023 from a bookings standpoint. The actual fourth quarter 2023 gross bookings before cancellations and scope reductions were approximately 74% of target at $22.3 million. Cancellations and scope reductions were significantly higher than previously estimated, due in part to a late December 2023 cancellation which was outside of Science 37’s control. As a result, Science 37 updated its fiscal year 2024 preliminary budget, as well as the projections for fiscal years

2025 through 2028 (such modified projections, “January 2024 Projections”). Given the lower gross bookings and higher than anticipated cancellations, the 2024 preliminary budgeted revenues were significantly lower than budgeted revenues reflected in the December 2023 Projections. This reduction in anticipated revenues necessitated a review of Science 37’s cost base. As disclosed in the Current Report on Form 8-K filed with the SEC on February 9, 2024, the Company announced a significant restructuring to bring costs back in line with the reduced levels of revenue.
($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$59.3	$51.5	$63.7	$77.8	$95.6	$117.6
YoY %	(15.4)%	(13.1)%	23.6%	22.1%	22.8%	23.0%
Adjusted Gross Profit(1)	$20.4	$21.4	$28.5	$34.9	$43.0	$53.2
% Margin	34.3%	41.5%	44.7%	44.9%	45.0%	45.2%
Adjusted EBIDTA(2)	$(30.4)	$(6.0)	$0.5	$3.3	$7.0	$10.7
% Margin	N/A	N/A	0.9%	4.2%	7.3%	9.1%
Capital Expenditures	$19.7	$4.6	$6.1	$6.1	$6.1	$6.9
% of Revenue	33.3%	9.0%	9.6%	7.9%	6.4%	5.9%
Change in Net Working Capital	$(4.1)	$0.6	$4.0	$5.6	$0.7	$1.2

(1)
“Adjusted Gross Profit” is a non-GAAP measure defined as gross profit excluding stock-based compensation expense.

(2)
“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude expenses and transactions that Science 37 believes are not representative of its core operations, namely: restructuring and other costs; transaction and integration-related expenses; stock-based compensation expense; impairment losses; other income (expense), net; and gain or loss on extinguishment of debt.

In addition, following the Science 37 Board approval on January 28, 2024 of the Merger Agreement and 2023 Estimated Financial Information, on January 29, 2024, Science 37 filed a press release containing the 2023 Estimated Financial Information, which consisted of the following: (i) gross bookings were $22.3 million and $102.0 million for the quarter ended and full year ended December 31, 2023; (ii) net of cancellations and negative scope changes, bookings were ($15.7) million and $18.7 million for the quarter ended and full year ended December 31, 2023 ($32.2 million of fourth quarter realization adjustments were the result of three large studies that were canceled due to efficacy or customer portfolio prioritization); (iii) revenue for the full year ended December 31, 2023 was expected to be within the most recently issued guidance of $58 to $59 million; (iv) adjusted EBITDA for the full year ended December 31, 2023 was expected to be better than the most recently issued guidance of ($32.5) million; (v) cash as of December 31, 2023 was in excess of $50.0 million, which is consistent with the most recently issued guidance; and (vi) at December 31, 2023, total backlog was $132.2 million, of which approximately $40.1 million was expected to be converted to revenue in 2024, and based on historical bookings and backlog conversion performance, the targeted range of revenues for the full year ending December 31, 2024 was approximately $50 to $60 million.
Management’s Liquidation Analysis
In order to assess various options to maintain stockholder value, Science 37’s senior management also prepared the Management’s Liquidation Analysis, utilizing their best estimates of values that could be achieved if the remaining operations of Science 37 were wound down, assets were sold or recovered and liabilities were settled or paid over a period of time in an orderly process not conducted in the context of a bankruptcy, to illustrate the net proceeds available to the holders of Shares in a liquidation as an alternative to pursuing a strategic transaction.
In conducting this analysis, Science 37’s senior management determined the net proceeds available to the holders of Shares in liquidation to be equal to the total assets of Science 37 available for distribution minus the total liabilities of Science 37, each as of December 31, 2023, minus any ongoing obligations related to patient care for studies that Science 37 was conducting as of that date and wind down charges incurred over the liquidation period. The liquidation analysis assumes that no funds would be held back to cover future claims. Management’s Liquidation Analysis resulted in a range of aggregate implied equity values of $19.6 million to $27.9 million.
A number of assumptions were made related to Management’s Liquidation Analysis, many of which could significantly differ under an actual liquidation scenario. Assumptions underlying Management’s Liquidation Analysis included the following cash and recoverability factors: (i) recovering all cash and cash equivalents held by Science 37; (ii) recoverability of the outstanding trade accounts receivable balance ranging from 50% to 60%; (iii) recoverability of prepaid contracts ranging from 30% to 60%; (iv) recoverability of deposits and other assets ranging from 95% to 100%; (v) recoverability of prepaid insurance ranging from 40% to 60%; and (vi) an orderly liquidation process outside the context of a bankruptcy over a reasonable period of time. Additionally, Management’s Liquidation Analysis included the following assumptions regarding liabilities and obligations: (i) severance to be paid at 100% of the contractual or historical precedent levels; (ii) payment of accruals, including but not limited to wages, ranging from 90% to 100%; (iii) accounts payable ranging from 95% to 100%; (iv) full payment of remaining lease obligations for the Culver City, California office; (v) refunds of customer deposits ranging from 85% to 100%; (vi) legal fees associated with wind down of $3 million to $5 million; and (vii) wind down expenses and escrow of $3 million to $5 million related to, among other things, ongoing patient care associated with clinical trials that Science 37 was conducting.
Additional Information
The summary of the Forecasts and Management’s Liquidation Analysis is included in this Schedule 14D-9 solely to give Science 37’s stockholders access to certain forward-looking financial information that was made available to the Strategic Committee, the Science 37 Board, William Blair and/or eMed, and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such Forecasts or Management’s Liquidation Analysis to be material or to be necessarily predictive of actual future results, and the Forecasts and Management’s Liquidation Analysis should not be relied upon as such. The Forecasts and Management’s Liquidation Analysis were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts and Management’s Liquidation Analysis are forward-looking statements.
The Forecasts contain non-GAAP financial measures, including adjusted gross profit and adjusted EBITDA. Science 37’s management included such measures in the Forecasts because they believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Science 37. A material limitation associated with the use of the above non-GAAP financial measures is that they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Adjusted gross profit and adjusted EBITDA should not be considered as an alternative to gross profit or net income as a measure of operating performance or cash flow or as a measure of liquidity. SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed transaction such as the Merger if the disclosure is included in a document such as this Schedule 14D-9 to comply with requirements under state laws. The Forecasts and Management’s Liquidation Analysis were provided to William Blair in order for it to render its opinion and to the Strategic Committee and the Science 37 Board in connection with their consideration of the Merger and the other transactions contemplated by the Merger Agreement, and Science 37 believes it has an obligation to disclose such projections under Delaware law, including applicable case law, in order to provide a fair summary of certain of the financial analyses and substantive work of William Blair and because the Forecasts and Management’s Liquidation Analysis were relied upon by the Strategic Committee and the Science 37 Board in connection with their consideration of the Merger and the other transactions contemplated by the Merger Agreement. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Strategic Committee, the Science 37 Board or William Blair in connection with the Offer or the Merger. Accordingly, Science 37 has not provided a reconciliation of the non-GAAP financial measures included in the Forecasts to the relevant GAAP financial measures.
No independent registered public accounting firm provided any assistance in preparing the Forecasts or Management’s Liquidation Analysis. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or Management’s Liquidation Analysis or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts and Management’s Liquidation Analysis. The Ernst & Young LLP report included in Science 37’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 relates solely to the historical financial information of Science 37. Such report does not extend to the Forecasts or Management’s Liquidation Analysis and should not be read to do so.
By including the Forecasts in this Schedule 14D-9, neither Science 37, eMed, the Surviving Corporation, nor any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of Science 37, eMed, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts or otherwise. The Forecasts should not be relied upon or construed as financial guidance. Science 37 has made no representation to eMed or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.
In the view of Science 37’s management, the Forecasts and Management’s Liquidation Analysis were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding Science 37’s future financial performance at the time of their respective preparation. The Forecasts and Management’s Liquidation Analysis are not facts and should not be relied upon as necessarily predictive of actual future results. Science 37’s actual future financial results likely will differ, and may differ materially, from those expressed or implied in the Forecasts and Management’s Liquidation Analysis, whether or not the Offer and the Merger are completed, due to numerous factors, including many that are beyond Science 37’s ability to control or predict. The Forecasts and Management’s Liquidation Analysis necessarily are based on numerous assumptions and estimates, many of which are beyond Science 37’s control and are difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, and general business, economic, regulatory, market and financial conditions, as well as matters specific to Science 37’s business, including its ability to achieve strategic goals, objectives and targets over the applicable period, which assumptions may not be realized and not prove to have been, or may no longer be, accurate. Further, because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Science 37’s business and its results of operations. Some or all of the assumptions that were made in connection with the preparation of the Forecasts and Management’s Liquidation Analysis may have changed since the date the Forecasts and Management’s Liquidation Analysis were prepared. The Forecasts and Management’s Liquidation Analysis do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in Science 37’s business or prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the Forecasts and Management’s Liquidation Analysis were prepared, and the Forecasts and Management’s Liquidation Analysis are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved. Important factors that may affect actual results and result in the Forecasts not being achieved, or changes to Management’s Liquidation Analysis, include, but are not limited to, the impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, accuracy of certain accounting assumptions, changes in actual or projected cash flows and other risk factors described in Science 37’s SEC filings, including Science 37’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in Science 37’s other public filings with the SEC, and described under “Item 8. Additional Information — Forward-Looking Statements.” None of Science 37, eMed or Purchaser, nor any of their respective affiliates, assumes any responsibility to holders of Shares for the accuracy of this information. The Forecasts and Management’s Liquidation Analysis also reflect assumptions as to certain business decisions that are subject to change.
The Forecasts were developed for Science 37 on a stand-alone basis without giving effect to the Transactions (including the Offer and the Merger), and, therefore, the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to Science 37’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.
The Forecasts and Management’s Liquidation Analysis summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. None of Science 37, eMed or Purchaser undertakes any obligation, except as required by law, to update or otherwise revise the Forecasts or Management’s Liquidation Analysis to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions. None of Science 37, or, to the knowledge of Science 37, eMed or Purchaser, intends to make publicly available any update or other revisions to any of the Forecasts or Management’s Liquidation Analysis except as otherwise required by law.
The Forecasts and Management’s Liquidation Analysis should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Science 37 included in this Schedule 14D-9 and in Science 37’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Forecasts, Science 37 stockholders are cautioned not to place undue, if any, reliance on the Forecasts.
Opinion of William Blair & Company, L.L.C.
William Blair was retained to act as financial advisor to Science 37, in connection with a possible business combination. Pursuant to its engagement, the Science 37 Board requested that William Blair render an opinion to the Science 37 Board as to the fairness, from a financial point of view, to the holders of Shares (other than with respect to Shares (if any) held by Science 37 as treasury stock or held directly by eMed or Purchaser, or by stockholders of Science 37 who have perfected their statutory rights of appraisal under the DGCL (collectively, the “Non-Participants”)) of the Offer Price to be paid to such holders pursuant to the Merger Agreement and the Offer. On January 28, 2024, William Blair delivered its oral opinion to the Science 37 Board (subsequently confirmed in its written opinion dated January 28, 2024) that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the Offer Price to be received by holders of Shares (other than with respect to any Non-Participants) was fair, from a financial point of view, to such holders.
THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED JANUARY 28, 2024, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE WRITTEN OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS FAIRNESS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS DIRECTED TO THE SCIENCE 37 BOARD FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN WITH RESPECT TO ANY NON-PARTICIPANTS) PURSUANT TO THE

MERGER AGREEMENT AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN WITH RESPECT TO ANY NON-PARTICIPANTS) IN THE MERGER. THE FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER OR ANY RELATED TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER SUCH HOLDER SHOULD TENDER ITS SHARES IN CONNECTION WITH THE OFFER OR HOW SUCH HOLDER SHOULD VOTE OR ACT WITH RESPECT TO THE TRANSACTIONS OR ANY MATTER RELATING THERETO. WILLIAM BLAIR DID NOT ADDRESS THE RELATIVE MERITS OF THE TRANSACTIONS AS COMPARED TO ANY ALTERNATIVE BUSINESS STRATEGIES THAT MIGHT EXIST TO SCIENCE 37 OR THE EFFECT OF ANY OTHER TRANSACTION IN WHICH SCIENCE 37 MIGHT ENGAGE. THE FOLLOWING SUMMARY OF THE FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A.
In connection with William Blair’s review of the Merger and the preparation of its opinion, William Blair examined:
•
the draft Merger Agreement, dated January 27, 2024, and William Blair assumed that the final form of the Merger Agreement would not differ from such draft in any material respect;

•
audited historical financial statements of Science 37 included in its filings with the SEC as of and for the fiscal years ended December 31, 2022 and 2021;

•
the unaudited financial statements of Science 37 included in its filings with the SEC as of and for the nine months ended September 30, 2023;

•
certain internal business, operating and financial information and the January 2024 Projections prepared by the senior management of Science 37 and approved by Science 37 for William Blair’s use;

•
a liquidation analysis (the “Management’s Liquidation Analysis”), prepared by the senior management of Science 37 and approved by Science 37 for William Blair’s use;

•
information regarding publicly available financial terms of certain other transactions identified by William Blair;

•
information regarding certain publicly traded companies identified by William Blair;

•
current and historical market prices and trading volumes of the common stock of Science 37; and

•
certain other publicly available information on Science 37.

William Blair also held discussions with members of Science 37’s senior management to discuss the foregoing, considered other matters that it deemed relevant to its analysis, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant. William Blair was also asked, in connection with its engagement, to approach and hold discussions with third parties to solicit indications of interest in a possible acquisition of Science 37.
In rendering its fairness opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, examined by or otherwise reviewed or discussed with William Blair for purposes of its fairness opinion, including without limitation the January 2024 Projections and Management’s Liquidation Analysis prepared and provided by Science 37’s senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Science 37 or the ability of Science 37 to pay its obligations when they come due, or as to the impact of the Transactions on such matters under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. William Blair was advised by Science 37’s senior management that, for purposes of William Blair’s analyses and evaluation based on any given January 2024 Projections, such January 2024 Projections examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of Science 37’s senior management. In that regard, William Blair assumed, with the consent of the Science 37 Board, that, (i) the January 2024 Projections would be achieved in the amounts and at the times contemplated thereby, and (ii) all material assets and liabilities (contingent or otherwise) of Science 37 were as set forth in Science 37’s financial statements or other information made available to William Blair. William Blair did not express an opinion with respect to the January 2024 Projections, Management’s Liquidation Analysis, or the estimates and judgments on which they were based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation payable to any of Science 37’s officers, directors or employees (or any class of such persons) relative to the compensation payable to Science 37’s other stockholders. Senior management of Science 37 advised William Blair, and William Blair assumed, with the consent of the Science 37 Board, that the Management’s Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates, assumptions and judgments of such management as to (i) the expected realizable value for Science 37’s assets, assuming an orderly liquidation of such assets over a reasonable period of time and (ii) the remaining amounts estimated to be available upon completion of such liquidation for distribution to Science 37’s equity holders following the payment or satisfaction of Science 37’s liabilities, including the costs and expenses of such liquidation. William Blair expressed no opinion as to any terms or other aspects of the Transactions (other than the Offer Price to the extent specified in its written opinion), including, without limitation, the form or structure of the Transactions, or tax or accounting consequences thereof. William Blair’s fairness opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. Although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair did not make any determinations as to legal matters related to the Transactions, assumed that the final executed Merger Agreement would not materially differ from the latest draft of the Merger Agreement reviewed by William Blair, and assumed that the Transactions would be consummated on the terms described in the Merger Agreement, without any amendment or waiver of any material terms or conditions by Science 37.
The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its fairness opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Science 37 Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its fairness opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.
Discounted Cash Flow Analysis
William Blair utilized the January 2024 Projections to perform a discounted cash flow analysis of Science 37’s projected future free cash flows for the fiscal years ending December 31, 2024 through December 31, 2028. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for Science 37. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of Science 37 by utilizing terminal revenue multiples ranging from 0.50x-1.50x calendar year 2028 expected revenue. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 22.0% to 24.0%. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model.
William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable January 2024 Projection period, the present value of the potential tax savings expected to result from the utilization of Science 37’s federal net operating losses ($1 million), and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding Science 37’s net cash as of December 31, 2023 and dividing such amount by Science 37’s total diluted Shares outstanding as of January 23, 2024, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $4.62 to $11.10 per Share, as compared to the Offer Price.
Management’s Liquidation Analysis
William Blair reviewed and considered Management’s Liquidation Analysis prepared by Science 37’s senior management and noted that such analysis resulted in an aggregate implied equity value for Science 37 ranging from approximately $19.6 million to $27.9 million, implying a range of proceeds to be received by equity holders in such a liquidation of between $2.99 and $4.24 per share, as compared to the Offer Price.
M&A Premiums Paid Analysis
William Blair reviewed data from 800 acquisitions of North American publicly traded companies announced across all industries since January 1, 2010 in which 100% of the target’s equity was acquired with equity values between $50 million and $250 million. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week and one month prior to the announcement of each transaction. William Blair compared the range of resulting per share price premiums for the reviewed transactions to the premiums implied by the Offer Price based on Science 37 common stock prices one day, one week and one month prior to January 28, 2024. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following tables:
	Implied Premium at $5.75/share	Premiums Paid Data Percentile
Period		10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	21.3%	0.3%	11.9%	20.1%	27.5%	35.7%	43.5%	54.4%	69.5%	100.0%
One Week Prior	8.3%	1.7%	12.6%	22.0%	29.0%	37.8%	45.5%	56.9%	73.4%	103.0%
One Month Prior	(1.0)%	3.0%	15.0%	24.6%	31.3%	39.0%	49.4%	62.2%	75.9%	107.4%
General
This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Offer Price and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its fairness opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by the holders of Shares (other than with respect to any Non-Participants). Rather, in rendering its oral opinion on January 28, 2024 (subsequently confirmed in its written opinion dated January 28, 2024) to the Science 37 Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the holders of Shares (other than with respect to any Non-Participants) was fair, from a financial point of view, to such holders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.
William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of Science 37 or other parties involved in the Transactions for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. William Blair is familiar with Science 37, having provided certain investment banking services to Science 37 from time to time, including as a capital markets advisor to Science 37. The Science 37 Board hired William Blair based on its deep understanding of Science 37’s business, and that William Blair had a significant wealth of experience in both the clinical research industry and in transactions of this type.
Fees
Pursuant to a letter agreement dated March 31, 2023, a fairness opinion fee of $1,500,000 became payable to William Blair promptly after delivery of its fairness opinion. A fee of approximately $3,500,000, less the $1,500,000 fairness opinion fee previously paid to William Blair, will become payable to William Blair upon the consummation of the Merger. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, Science 37 agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against certain potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.
Item 5.   Persons/Assets Retained, Employed, Compensated or Used
Science 37 has retained William Blair to act as its financial advisor in connection with the Transactions. Science 37 selected William Blair based on, among other factors, its qualifications, professional reputation and industry expertise as well as its deep understanding of Science 37’s business. In connection with William Blair’s services as a financial advisor to Science 37, Science 37 has agreed to pay William Blair an aggregate fee of approximately $3,500,000, $1,500,000 of which was payable promptly after the rendering of William Blair’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, Science 37 has agreed to reimburse William Blair for certain of its expenses arising, and to indemnify William Blair against certain liabilities that may arise, out of William Blair’s engagement. Additional information pertaining to the retention of William Blair by Science 37 in “Item 4. The Solicitation or Recommendation — Opinion of William Blair & Company, L.L.C.” is hereby incorporated by reference in this Item 5.
Neither Science 37 nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Science 37’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Science 37, for which services no additional compensation will be paid.
Item 6.    Interest in Securities of the Subject Company
Other than the scheduled vesting of Company Options and Company RSUs, the issuance of Shares in respect of vested Company RSUs and under the ESPP, and the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by Science 37 or, to Science 37’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Science 37 is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•
a tender offer or other acquisition of Science 37’s securities by Science 37, its subsidiaries or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving Science 37 or any of its subsidiaries;

•
any purchase, sale or transfer of a material amount of assets of Science 37 or any of its subsidiaries; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of Science 37.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Science 37 Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information
Arrangements with Directors and Officers of Science 37
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Science 37 and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Conditions to the Offer
The information set forth in Section 14 in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.
Stockholder Approval of the Merger Not Required
The Science 37 Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL (“Section 251(h)”) provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h), would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h)), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h), would be required to adopt the merger agreement. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will have received a sufficient number of Shares to ensure that Science 37 will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Science 37. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Science 37, eMed and Purchaser will effect the Merger as soon as practicable, without a vote of stockholders of Science 37, in accordance with Section 251(h).
If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same Offer Price for their Shares as was payable in the Offer following the consummation of the Merger.
Anti-Takeover Statute
A number of states (including Delaware, where Science 37 is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
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the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of eMed and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Science 37 as defined in Section 203 of the DGCL. In addition, consistent with the provisions of Section 203, the Science 37 Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.
Notwithstanding the foregoing, Science 37 has opted out of Section 203 of the DGCL in its certificate of incorporation and, therefore, provisions of Section 203 are inapplicable to Science 37.
Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, have validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights in accordance with Section 262. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B and is incorporated by reference herein. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise noted herein. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners exercise their appraisal rights under Section 262. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below.
Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, either Science 37, before the effective date of the merger, or the Surviving Corporation, within 10 days thereafter, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available and include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes Science 37’s notice to the Science 37 stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 is attached to this Schedule 14D-9 as Annex B. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to comply timely and precisely with the procedures specified in Section 262 will result in the loss of appraisal rights in connection with the Merger. A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Because of the complexity of the procedures for exercising the right to seek appraisal, Science 37 believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262, such stockholder or beneficial owner must do all of the following:
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within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is on or about February 12, 2024), deliver to Science 37, at the address below, a written demand for appraisal of their Shares, which demand must reasonably inform Science 37 of the identity of the stockholder or the beneficial owner, as applicable, and that such stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•
not tender his, her or its Shares pursuant to the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase);

•
continuously hold of record or beneficially own, as applicable, the Shares from the date of making the demand through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares); and

•
otherwise comply with Section 262.

In addition, a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the Shares of all persons entitled to appraisal must be filed within 120 days after the Effective Time by the Surviving Corporation or any stockholder or beneficial owner who has complied with Section 262 and who is entitled to appraisal rights. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.
If the Shares are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand made by the fiduciary should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, a demand made by or on behalf of the record holders should be executed by or on behalf of all joint record owners. An authorized agent, including an agent of two or more joint record or beneficial owners, may execute a demand for appraisal on behalf of a holder of record or beneficial owner; however, the agent must identify the record owner or owners or beneficial owner or owners, as applicable, and expressly disclose the fact that, in executing the demand, the agent is agent for such record or beneficial owner or owners.
A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares which are held in the name of the record owner. In addition, a beneficial owner of Shares may demand in writing an appraisal of such beneficial owner’s shares; provided that (i) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262.
A stockholder or beneficial owner who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand for appraisal to:
Science 37 Holdings, Inc.
Attn: Secretary
800 Park Offices Drive, Suite 3606
Research Triangle Park, North Carolina 27709
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, the Surviving Corporation will send an additional notice of the date of the Effective Time to all of Science 37’s stockholders and beneficial owners who are entitled to appraisal rights and who have delivered a written demand for appraisal to Science 37 in accordance with Section 262. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder or beneficial owner who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all persons entitled to appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.
Stockholders and beneficial owners who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.
Within 120 days after the Effective Time, any person who has complied with the provisions of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of stockholders or beneficial owners of those Shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.
If a petition for appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated, within 20 days after such service, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation (the “verified list”). Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the verified list at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation. After notice to persons who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the persons demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any person fails to comply with the court’s direction, the court may dismiss the proceeding as to that person. Accordingly, dissenting stockholders and beneficial owners are cautioned to retain their stock certificates, if any, pending resolution of the appraisal proceedings.

Assuming the Shares remain listed on a national securities exchange immediately before the Effective Time (which we expect to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Science 37 stockholders and beneficial owners otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Science 37 common stock eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million. If a petition for appraisal is not timely filed, then all Science 37’s stockholders’ and beneficial owners’ right to an appraisal will cease.
After determining the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares held by persons who have complied with Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with the interest, if any, to be paid on the amount determined to be the “fair value.” Interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery, and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that, absent deficiencies in the sale process, the transaction price should be given “considerable weight.” Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Offer Price that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders and beneficial owners will lose the right to an appraisal and will instead receive the Offer Price described in the Merger Agreement.
An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Moreover, eMed and Science 37 may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Offer Price.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled thereto and upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal and not dismissed by the Delaware Court of Chancery pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.
Subject to the terms of Sections 262, from and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders as of a record date which is prior to the Effective Time.
If a person who has made a demand for an appraisal in accordance with Section 262 delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares in accordance with subsection (e) of Section 262, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction for any application to the court made under subsection (j) of Section 262; provided, however, that any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time. If the stockholder or beneficial owner fails to perfect, successfully withdraws or loses the appraisal right, the person’s Shares will be converted into the right to receive the Offer Price.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Science 37, please see Science 37’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 6, 2023, and Science 37’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 15, 2023, August 8, 2023 and November 7, 2023, respectively.
Legal Proceedings
As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Regulatory Approvals
Under the Hart-Scott-Rodino Act (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all statutory waiting period requirements have been satisfied. These requirements of the HSR Act do not apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.
At any time, including before or after the expiration of the statutory waiting periods under the HSR Act if a filing has been made pursuant the HSR Act, or before or after the Effective Time, the Antitrust Division or the Federal Trade Commission may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither eMed or Science 37 believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Forward-Looking Statements
This Schedule 14D-9 contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the potential benefits of the proposed Transactions; the prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for Science 37’s business; filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions, including the parties’ ability to satisfy the various closing conditions; any potential strategic benefits, synergies or opportunities expected as a result of the proposed Transactions; and any assumptions underlying any of the foregoing. These forward-looking statements generally are identified by the words “believe,” “can,” “could,” “seek,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are outside of Science 37’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this filing, including, but not limited to: uncertainties as to the timing of the Offer and Merger; the risk that the proposed Transactions may not be completed in a timely manner or at all; uncertainties as to how many of Science 37’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that competing offers will be made; the effect of the announcement or pendency of the proposed Transactions on Science 37’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from Science 37’s ongoing business operations; the risk of litigation and/or regulatory actions related to the Transactions, including the risk that such litigation or actions may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the Transactions may not be realized or may take longer to realize than expected; risks related to any cost reduction or restructuring measures; the successful integration of Science 37 into eMed subsequent to the closing of the Merger and the timing of such integration; other business effects, including the effects of industry, economic or political conditions outside of Science 37’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the SEC by Science 37, including Science 37’s current Annual Report on Form 10-K on file with the SEC, as well as this Schedule 14D-9 and the Schedule TO and related tender offer documents filed by eMed and Purchaser. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Science 37’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 6, 2023 and in the other documents filed by Science 37 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and Science 37 assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Science 37 does not give any assurance that it will achieve its expectations.

Item 9.   Exhibits
The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 12, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on February 12, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press Release issued by Science 37 Holdings, Inc. on January 29, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on January 29, 2024).
(a)(5)(B)	Opinion of William Blair & Company, L.L.C., dated January 28, 2024 (included as Annex A of this Schedule 14D-9).
(a)(5)(C)	Email from David Coman, Chief Executive Officer of the Company, sent to the Company’s employees, first used January 29, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Science 37 Holdings, Inc. on January 29, 2024).
(a)(5)(D)	Email from David Coman, Chief Executive Officer of the Company, sent to the Company’s customers, first used January 29, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Science 37 Holdings, Inc. on January 29, 2024).
(a)(5)(E)	Email to vendors, first used January 29, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Science 37 Holdings, Inc. on January 29, 2024).
(a)(5)(F)	Employee FAQs, first used January 29, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Science 37 Holdings, Inc. on January 29, 2024).
(a)(5)(G)	Customer FAQs, first used January 29, 2024 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Science 37 Holdings, Inc. on January 29, 2024).
(e)(1)	Agreement and Plan of Merger, dated as of January 28, 2024, by and among Science 37 Holdings, Inc., eMed, LLC, and Marlin Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on January 29, 2024).
(e)(2)	Confidentiality Agreement, dated November 13, 2023, between Science 37 Holdings, Inc. and eMed, LLC.
(e)(3)	Exclusivity Agreement, dated as of December 20, 2023, by and between Science 37 Holdings, Inc and eMed, LLC (as amended).
(e)(4)	Form of Tender and Support Agreement (Directors and Officers) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on January 29, 2024).
(e)(5)	Tender and Support Agreement, dated January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation, Lux Ventures IV, L.P. and Lux Co-Invest Opportunities, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on January 29, 2024).

Exhibit No.	Description
(e)(6)	Tender and Support Agreement, dated January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation, and Pharmaceutical Product Development, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on January 29, 2024).
(e)(7)	Tender and Support Agreement, dated January 28, 2024, by and among eMed, LLC, Marlin Merger Sub Corporation, RAF, L.P., RedCo II Master Fund, L.P., Redmile Private Investments II, L.P. and Redmile Strategic Master Fund, LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on January 29, 2024).
(e)(8)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-260828) filed by Science 37 Holdings, Inc. on November 5, 2021).
(e)(9)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation filed on December 4, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on December 5, 2023).
(e)(10)	Amended and Restated Bylaws of Science 37 Holdings, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on October 13, 2021).
(e)(11)	Science 37, Inc. 2015 Stock Plan and form of option agreement thereunder (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-262610) filed by Science 37 Holdings, Inc. on February 10, 2022; and Exhibit (d)(2) to the Schedule TO filed by Science 37 Holdings, Inc. on April 3, 2023).
(e)(12)	Science 37 Holdings, Inc. 2021 Incentive Award Plan and forms of agreements thereunder (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-262610) filed by Science 37 Holdings, Inc. on February 10, 2022; Exhibit 10.14 and Exhibit 10.15 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on October 13, 2021; Exhibit (a)(1)(L) to the Schedule TO filed by Science 37 Holdings, Inc. on April 3, 2023; and Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Science 37 Holdings, Inc. on November 7, 2023).
(e)(13)	Science 37 Holdings, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-262610) filed by Science 37 Holdings, Inc. on February 10, 2022).
(e)(14)	Amended and Restated 2022 Employment Inducement Incentive Award Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Science 37 Holdings, Inc. on November 7, 2023; and Exhibit 10.11 and Exhibit 10.12 to the Annual Report on Form 10-K filed by Science 37 Holdings, Inc. on March 6, 2023).
(e)(15)	Offer Letter by and between Science 37, Inc. and David Coman, dated November 13, 2019 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 (File No. 333-258205) filed by Science 37 Holdings, Inc. on July 28, 2021).
(e)(16)	Offer Letter by and between Science 37, Inc. and Jonathan Cotliar, dated October 20, 2016 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 (File No. 333-258205) filed by Science 37 Holdings, Inc. on July 28, 2021).
(e)(17)	Offer Letter by and between Science 37, Inc. and Darcy Forman, dated November 3, 2019 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Science 37 Holdings, Inc. on March 6, 2023).
(e)(18)	Executive Employment Agreement, dated June 7, 2021, by and between Science 37, Inc. and Christine Pellizzari (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Science 37 Holdings, Inc. on March 22, 2022).

Exhibit No.	Description
(e)(19)	Executive Employment Agreement, effective September 12, 2022, between Michael Shipton and Science 37, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on September 12, 2022).
(e)(20)	Offer Letter by and between Science 37, Inc. and Mike Zaranek, dated February 20, 2020.
(e)(21)	Science 37 Holdings, Inc. Second Amended and Restated Executive Severance Policy.
(e)(22)
Form of Participation Agreement for the Amended and Restated Executive Severance Policy (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Science 37 Holdings, Inc. on May 15, 2023).

(e)(23)
Form of Indemnification Agreement between Science 37 Holdings, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A (File No. 333-258205) filed by Science 37 Holdings, Inc. on August 31, 2021).

(e)(24)
Agreement and Plan of Merger, dated as of May 6, 2021, by and among LifeSci Acquisition II Corp., LifeSci Acquisition II Merger Sub, Inc. and Science 37, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Science 37 Holdings, Inc. on May 7, 2021).

Annex A — Opinion of William Blair & Company, L.L.C.
Annex B — Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2024
SCIENCE 37 HOLDINGS, INC.
By:	/s/ David Coman
Name:	David Coman
Title:	Chief Executive Officer and Director

ANNEX A
Opinion of William Blair & Company, L.L.C.
January 28, 2024
Science 37 Holdings, Inc.
Attn: Board of Directors
800 Park Offices Drive, Suite 3606
Research Triangle Park, NC 27709
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders (collectively the “Stockholders”) of the issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Company Shares”) (other than Excluded Shares and Dissenting Shares, each as defined below), of Science 37 Holdings, Inc. (the “Company”), of the Consideration (as defined below) in cash, without interest, proposed to be paid to the Stockholders pursuant to an Agreement and Plan of Merger proposed to be entered into by and among eMed, LLC (“Parent”), Marlin Merger Sub Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the Company Shares (other than any Excluded Shares) at a price of $5.75 per Company Share (the “Offer Price”), net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law. The Merger Agreement further provides that, following completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Company Share (other than (i) the Company Shares irrevocably accepted for payment in the Offer, (ii) any Company Shares held by (A) the Company as treasury stock or held directly by Parent or Merger Sub, in each case, immediately prior to the effective time of the Merger, or (B) any direct or indirect wholly owned subsidiary of the Company or of Parent, in each case, immediately prior to the effective time of the Merger (any such Company Shares described in this clause (ii), “Excluded Shares”), and (iii) any Company Shares outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand and has properly demanded appraisal for such Company Shares in accordance with, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (any such Company Shares described in this clause (iii), “Dissenting Shares”)) shall be converted into the right to receive the Offer Price (together with the Offer Price consideration to be paid in the Offer, the “Consideration”), payable net to the holder in cash, without interest, subject to withholding of taxes required by applicable law. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement.
We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including acting as a capital markets advisor to the Company.
In connection with our review of the proposed Transactions and the preparation of our opinion herein, we have examined: (a) the draft of the Merger Agreement dated January 27, 2024, and we have assumed that the final form of the Merger Agreement will not differ from such draft in any material respect; (b) the audited historical financial statements of the Company included in its filings with the Securities and Exchange Commission (the “SEC”) for the for the fiscal years ended December 31, 2022 and December 31, 2021; (c) the unaudited financial statements of the Company included in its filings with the SEC as of and for the nine months ended September 30, 2023; (d) certain internal business, operating and financial information and forecasts of the Company for the fiscal years ending December 31, 2023 through December 31, 2028, including certain estimates of potentially realizable existing federal net operating loss carryforwards expected to be utilized by the Company (the “Forecasts”), prepared by the senior management of the Company and approved by the Company for our use; (e) a liquidation analysis (the “Management’s Liquidation Analysis”), prepared by the senior management of the Company and approved by the Company for our use; (f) information regarding publicly available financial terms of certain other transactions identified by us; (g) information regarding certain publicly traded companies identified by us; (h) current and historical market prices and trading volumes of the common stock of the Company; and (i) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our analysis and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.
In rendering our opinion, we have assumed and relied, without any independent verification and with your consent, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information, that was examined by, or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts and the Management’s Liquidation Analysis prepared and provided by the senior management of the Company, and we assume no responsibility or liability therefor. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have been advised by the senior management of the Company that, for purposes of our analyses and evaluation based on any given Forecasts, such Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby, and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts, the Management’s Liquidation Analysis or the estimates and judgments on which any of them are based. We did not consider and express no opinion as to, the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Consideration payable to Company’s other stockholders. Senior management of the Company advised us, and we have assumed, with your consent, that the Management’s Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates, assumptions and judgments of such management as to (i) the expected realizable value for the Company’s assets, assuming an orderly liquidation of such assets over a reasonable period of time and (ii) the remaining amounts estimated to be available upon completion of such liquidation for distribution to the Company’s equity holders following the payment or satisfaction of the Company’s liabilities, including the costs and expenses of such liquidation. We express no opinion as to any terms or other aspects of the Transactions (other than the Consideration to the extent specified herein), including, without limitation, the form or structure of the Transactions, or tax or accounting consequences thereof. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us, as of the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have not made any determinations as to legal matters related to the Transactions, we have assumed that the final executed Merger Agreement will not materially differ from the latest draft of the Merger Agreement reviewed by us, and have assumed that the Transactions will be consummated on the terms described in the Merger Agreement, without any amendment or waiver of any material terms or conditions by the Company. We also note that due to the unique nature of the business of the Company, we do not believe that the results of the selected companies analysis or precedent transactions analysis related to the Company are meaningful for purposes of this opinion.
William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or other parties involved in the Transactions for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. In the preceding 2 years, we have not received any fees for investment banking services to the Company. We have acted as the investment banker to the Company in connection with the Transactions and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transactions. Our opinion is limited to the fairness, from a financial point of view, of the Consideration proposed to be paid to the Stockholders in connection with the Transactions (other than with respect to any Excluded Shares and any Dissenting Shares), and we do not address the relative merits of the Transactions as compared to any alternative business strategies that might exist to the Company or the effect of any other transaction in which the Company might engage, and this opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender its Company Shares in connection with the Offer or how such Stockholder should vote or act with respect to the Transactions or any matter relating thereto. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in its entirety with a solicitation/recommendation statement used in connection with the Transactions that is required to be filed with the SEC. This opinion has been reviewed and approved by our Fairness Opinion Committee.
Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration (other than with respect to any Excluded Shares and any Dissenting Shares) is fair, from a financial point of view, to the Stockholders.
Very truly yours,
/s/ William Blair & Company, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

ANNEX B
Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.